UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _________________________
FORM 6-K
 _________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2019
Commission file number 1- 12874
 _________________________
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
 _________________________
Suite 2000, Bentall 5
550 Burrard Street
Vancouver, BC, V6C 2K2, Canada
(Address of principal executive office)
 _________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

TEEKAY CORPORATION AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2019

ITEM 1 – FINANCIAL STATEMENTS
TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF LOSS
(in thousands of U.S. Dollars, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Revenues (note 3)	420,696	416,562	1,359,576	1,216,226
Voyage expenses	(92,689)	(90,899)	(294,492)	(271,688)
Vessel operating expenses	(159,616)	(155,985)	(479,229)	(475,207)
Time-charter hire expenses (note 6)	(28,932)	(20,965)	(87,587)	(61,024)
Depreciation and amortization	(73,633)	(69,967)	(219,589)	(205,238)
General and administrative expenses	(20,016)	(20,650)	(63,856)	(69,803)
Write-down and loss on sales of vessels (note 7)	(175,785)	(2,201)	(179,113)	(53,693)
Restructuring charges (note 14)	(414)	(813)	(10,404)	(4,065)
(Loss) income from vessel operations	(130,389)	55,082	25,306	75,508
Interest expense	(67,707)	(67,343)	(211,583)	(181,494)
Interest income	1,485	2,103	6,407	5,875
Realized and unrealized (losses) gains on non-designated derivative instruments (note 16)	(1,924)	(2,168)	(18,311)	17,981
Equity income (loss) (note 4)	21,514	13,744	(46,423)	41,698
Foreign exchange gain (loss) (notes 10 and 16)	5,628	3,553	(2,853)	16,104
Loss on deconsolidation of Teekay Offshore (note 4)	—	—	—	(7,070)
Other loss (note 10)	(1,424)	(2,400)	(12,495)	(2,795)
(Loss) income before income taxes	(172,817)	2,571	(259,952)	(34,193)
Income tax expense (note 17)	(3,091)	(4,334)	(11,531)	(17,197)
Net loss	(175,908)	(1,763)	(271,483)	(51,390)
Net income attributable to non-controlling interests	(22,270)	(10,242)	(50,437)	(9,494)
Net loss attributable to the shareholders of Teekay Corporation	(198,178)	(12,005)	(321,920)	(60,884)
Per common share of Teekay Corporation (note 18)
• Basic and diluted loss attributable to shareholders of Teekay Corporation	(1.97)	(0.12)	(3.20)	(0.61)
Weighted average number of common shares outstanding (note 18)
• Basic and diluted	100,784,683	100,435,045	100,697,251	99,412,381

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands of U.S. Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Net loss	(175,908)	(1,763)	(271,483)	(51,390)
Other comprehensive (loss) income:
Other comprehensive (loss) income before reclassifications
Unrealized (loss) gain on qualifying cash flow hedging instruments	(19,576)	6,955	(71,828)	16,631
Pension adjustments, net of taxes	(230)	174	(402)	550
Foreign exchange gain on currency translation	—	794	—	843
Amounts reclassified from accumulated other comprehensive (loss) income relating to:
Realized (gain) loss on qualifying cash flow hedging instruments
To interest expense (note 16)	(22)	(37)	(430)	211
To equity income	401	(619)	(296)	(1,217)
Loss on deconsolidation of Teekay Offshore (note 4)	—	—	—	7,720
Other comprehensive (loss) income	(19,427)	7,267	(72,956)	24,738
Comprehensive (loss) income	(195,335)	5,504	(344,439)	(26,652)
Comprehensive income attributable to non-controlling interests	(9,578)	(14,953)	(1,482)	(20,617)
Comprehensive loss attributable to shareholders of Teekay Corporation	(204,913)	(9,449)	(345,921)	(47,269)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars, except share amounts)

	As at September 30, 2019	As at December 31, 2018
	$	$
ASSETS
Current
Cash and cash equivalents (note 10 and 19)	293,361	424,169
Restricted cash – current (note 19)	60,463	40,493
Accounts receivable, including non-trade of $10,688 (2018 – $7,883) and related party balance of $2,444 (2018 – $57,062)	148,891	174,031
Accrued revenue	61,841	20,249
Prepaid expenses and other (notes 3 and 16)	98,819	69,882
Current portion of loans to equity-accounted investments	99,314	169,197
Vessel held for sale (notes 7 and 13)	11,515	—
Total current assets	774,204	898,021
Restricted cash – non-current (note 19)	38,932	40,977
Vessels and equipment (note 10)
At cost, less accumulated depreciation of $1,276,554 (2018 – $1,270,460) (notes 7 and 13)	3,017,153	3,362,937
Vessels related to finance leases, at cost, less accumulated amortization of $234,103 (2018 – $178,178) (note 6)	2,224,142	2,067,254
Operating lease right-of-use assets (notes 2 and 6)	177,052	—
Advances on newbuilding contracts	—	86,942
Total vessels and equipment	5,418,347	5,517,133
Net investment in direct financing leases – non-current (notes 3 and 6)	548,072	562,528
Investment in and loans to equity-accounted investments (notes 4 and 12a)	1,034,713	1,193,741
Goodwill, intangibles and other non-current assets (note 16)	137,510	179,270
Total assets	7,951,778	8,391,670
LIABILITIES AND EQUITY
Current
Accounts payable, accrued liabilities and other (notes 8, 14 and 16)	341,092	254,380
Short-term debt (note 9)	50,000	—
Loans from equity-accounted investments	24,895	75,292
Current portion of derivative liabilities (note 16)	38,502	12,205
Current portion of long-term debt (note 10)	528,527	242,137
Current obligations related to finance leases (note 6)	94,536	102,115
Current portion of operating lease liabilities (notes 2 and 6)	62,654	—
Total current liabilities	1,140,206	686,129
Long-term debt (note 10)	2,292,777	3,077,386
Long-term obligations related to finance leases (note 6)	1,754,544	1,571,730
Long-term operating lease liabilities (notes 2 and 6)	102,760	—
Derivative liabilities (note 16)	73,482	56,352
Other long-term liabilities (note 17)	139,109	133,045
Total liabilities	5,502,878	5,524,642
Commitments and contingencies (notes 6, 10, 12, and 16)
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 100,784,683 shares outstanding and issued (2018 – 100,435,210)) (note 11)	1,050,898	1,045,659
Accumulated deficit	(558,016)	(234,395)
Non-controlling interest	1,983,896	2,058,037
Accumulated other comprehensive loss (note 15)	(27,878)	(2,273)
Total equity	2,448,900	2,867,028
Total liabilities and equity	7,951,778	8,391,670
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2019	2018
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net loss	(271,483)	(51,390)
Non-cash and non-operating items:
Depreciation and amortization	219,589	205,238
Unrealized loss (gain) on derivative instruments and loss on sale of warrants (note 16)	38,803	(93,817)
Write-down and loss on sales of vessels (note 7)	179,113	53,693
Equity loss (income), net of dividends received	71,797	(28,382)
Income tax expense (note 17)	11,531	17,197
Foreign exchange (gain) loss including the effect of the termination of cross currency swaps	(28,532)	31,098
Other	30,603	20,982
Direct financing lease payments received	9,242	—
Change in operating assets and liabilities	41,729	(41,424)
Expenditures for dry docking	(46,266)	(28,782)
Net operating cash flow	256,126	84,413
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	449,686	843,854
Prepayments of long-term debt	(774,401)	(681,664)
Scheduled repayments of long-term debt and settlement of related swaps (note 10)	(171,946)	(265,868)
Proceeds from short-term debt	125,000	—
Prepayment of short-term debt	(75,000)	—
Proceeds from financing related to sale-leaseback of vessels	381,526	526,692
Prepayment of obligations related to finance leases	(111,617)	—
Repayments of obligations related to finance leases	(72,559)	(54,122)
Net proceeds from equity issuances of Teekay Corporation (note 11)	—	103,657
Repurchase of Teekay LNG common units	(25,729)	—
Distributions paid from subsidiaries to non-controlling interests	(46,982)	(49,124)
Cash dividends paid	(5,523)	(16,637)
Other financing activities	(580)	(595)
Net financing cash flow	(328,125)	406,193
INVESTING ACTIVITIES
Expenditures for vessels and equipment, net of warranty settlement $44,890 (2018 – $nil) (note 12a)	(98,713)	(564,464)
Proceeds from sale of equity-accounted investments and related assets (note 4)	100,000	54,438
Investment in equity-accounted investments	(42,171)	(32,758)
Loans to joint ventures and joint venture partners	—	(24,957)
Cash of transferred subsidiaries on sale, net of proceeds received (note 4)	—	(25,254)
Other investing activities	—	8,678
Net investing cash flow	(40,884)	(584,317)
Decrease in cash, cash equivalents and restricted cash	(112,883)	(93,711)
Cash, cash equivalents and restricted cash, beginning of the period	505,639	552,174
Cash, cash equivalents and restricted cash, end of the period	392,756	458,463
Supplemental cash flow information (note 19)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars, except share amounts)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Accumulated Deficit $	Accumulated Other Compre- hensive Loss $	Non- controlling Interests $	Total $
Balance as at December 31, 2018	100,435	1,045,659	(234,395)	(2,273)	2,058,037	2,867,028
Net (loss) income	—	—	(84,257)	—	22,793	(61,464)
Other comprehensive loss	—	—	—	(7,247)	(15,100)	(22,347)
Dividends declared:
Common stock ($0.055 per share)	—	—	(5,385)	—	—	(5,385)
Other dividends	—	—	—	—	(13,892)	(13,892)
Employee stock compensation and other (note 11)	264	2,964	—	—	—	2,964
Change in accounting policy (note 2)	—	—	606	(1,604)	(1,993)	(2,991)
Changes to non-controlling interest from equity contributions and other	—	—	1,526	—	(9,349)	(7,823)
Balance as at March 31, 2019	100,699	1,048,623	(321,905)	(11,124)	2,040,496	2,756,090
Net (loss) income	—	—	(39,485)	—	5,374	(34,111)
Other comprehensive loss	—	—	—	(10,019)	(21,163)	(31,182)
Other dividends	—	—	—	—	(16,574)	(16,574)
Employee stock compensation and other (note 11)	85	908	—	—	—	908
Changes to non-controlling interest from equity contributions and other	—	—	228	—	(2,734)	(2,506)
Balance as at June 30, 2019	100,784	1,049,531	(361,162)	(21,143)	2,005,399	2,672,625
Net (loss) income	—	—	(198,178)	—	22,270	(175,908)
Other comprehensive loss	—	—	—	(6,735)	(12,692)	(19,427)
Other dividends	—	—	—	—	(16,516)	(16,516)
Employee stock compensation and other (note 11)	—	1,367	—	—	—	1,367
Changes to non-controlling interest from equity contributions and other	—	—	1,324	—	(14,565)	(13,241)
Balance as at September 30, 2019	100,784	1,050,898	(558,016)	(27,878)	1,983,896	2,448,900

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars, except share amounts)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Accumulated Deficit $	Accumulated Other Compre- hensive (Loss) Income $	Non- controlling Interests $	Total $
Balance as at December 31, 2017	89,127	919,078	(135,892)	(5,995)	2,102,465	2,879,656
Net (loss) income	—	—	(20,555)	—	10,575	(9,980)
Other comprehensive income	—	—	—	8,334	1,999	10,333
Dividends declared:
Common stock ($0.055 per share)	—	—	(5,445)	—	—	(5,445)
Other dividends	—	—	—	—	(19,824)	(19,824)
Employee stock compensation and other (note 11)	180	4,430	—	—	—	4,430
Proceeds from equity offerings, net of offering costs (note 11)	11,127	103,696	—	—	—	103,696
Equity component of convertible notes (note 10)	—	16,099	—	—	—	16,099
Changes to non-controlling interest from equity contributions and other	—	—	1,988	99	3,059	5,146
Balance as at March 31, 2018	100,434	1,043,303	(159,904)	2,438	2,098,274	2,984,111
Net loss	—	—	(28,324)	—	(11,323)	(39,647)
Other comprehensive income	—	—	—	2,725	4,413	7,138
Dividends declared:
Common stock ($0.055 per share)	—	—	(5,604)	—	—	(5,604)
Other dividends	—	—	—	—	(14,048)	(14,048)
Employee stock compensation and other (note 11)	1	1,488	—	—	—	1,488
Proceeds from equity offerings, net of offering costs (note 11)	—	(39)	—	—	—	(39)
Changes to non-controlling interest from equity contributions and other	—	—	81	—	133	214
Balance as at June 30, 2018	100,435	1,044,752	(193,751)	5,163	2,077,449	2,933,613
Net (loss) income	—	—	(12,005)	—	10,242	(1,763)
Other comprehensive income	—	—	—	2,556	4,711	7,267
Dividends declared:
Common stock ($0.055 per share)	—	—	(5,591)	—	—	(5,591)
Other dividends	—	—	—	—	(15,252)	(15,252)
Employee stock compensation and other (note 11)	—	1,329	—	—	—	1,329
Changes to non-controlling interest from equity contributions and other	—	—	(32)	—	342	310
Balance as at September 30, 2018	100,435	1,046,081	(211,379)	7,719	2,077,492	2,919,913
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

1.	Basis of Presentation
The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, its wholly-owned or controlled subsidiaries and any variable interest entities (or VIEs) of which Teekay is the primary beneficiary (collectively, the Company).

Certain of Teekay’s significant non-wholly owned subsidiaries are consolidated in these financial statements even though Teekay owns less than a 50% ownership interest in the subsidiaries. These significant subsidiaries include the publicly-traded subsidiaries Teekay LNG Partners L.P. (or Teekay LNG) and Teekay Tankers Ltd. (or Teekay Tankers).

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted from these unaudited interim consolidated financial statements and, therefore, these financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2018, included in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (or SEC) on April 1, 2019. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments, consisting of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the three and nine months ended September 30, 2019, are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts prior to their settlement.
2. Recent Accounting Pronouncements
In February 2016, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For lessees, leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 requires lessors to classify leases as a sales-type, direct financing or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third party, the lease is a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases. ASU 2016-02 became effective for the Company on January 1, 2019. FASB issued an additional accounting standards update in July 2018 that made further amendments to accounting for leases, including allowing the use of a transition approach whereby a cumulative effect adjustment is made as of the effective date, with no retrospective effect and providing an optional practical expedient to lessors not to separate lease and non-lease components of a contract if certain criteria are met. In addition, the Company early adopted ASU 2019-01, which provides an exception for lessors who are not manufacturers or dealers to determine the fair value of leased property using the underlying asset's cost, instead of fair value. The Company has elected to use this new optional transitional approach. To determine the cumulative effect adjustment, the Company has not reassessed lease classification, initial direct costs for any existing leases, or whether any expired or existing contracts are or contain leases. The Company identified the following differences:

•
Under ASU 2016-02, the Company and the Company's equity-accounted joint ventures recognize a right-of-use asset and lease liability on the balance sheet for these charters and office leases based on the present value of future minimum lease payments, whereas previously no right-of-use asset or lease liability was recognized. This resulted in an increase in the Company's and its equity-accounted joint ventures' assets and liabilities. The pattern of expense recognition of chartered-in vessels is expected to remain substantially unchanged from the prior policy, unless the right-of-use asset becomes impaired. The adoption of ASU 2016-02 results in a change in the accounting method for the lease portion of the daily charter hire for the chartered-in vessels by the Company and the Company's equity-accounted joint ventures accounted for as operating leases with firm periods of greater than one year, as well as a small number of office leases. On January 1, 2019, a right-of-use asset of $170.0 million and a lease liability of $170.0 million were recognized for these chartered-in vessels. In addition, the existing carrying value of the Company's chartered-in vessels was reclassified from other non-current assets ($13.7 million) and from other long-term liabilities ($0.9 million) to a right-of-use asset as at January 1, 2019. The Company also recognized a right-of-use asset and liability for its office leases as at January 1, 2019, which is presented in other non-current assets and accounts payable, accrued liabilities and other, respectively. On September 30, 2019, the right-of-use asset and lease liability relating to the Company's chartered-in vessels were $177.0 million and $165.4 million, respectively, and the right-of-use asset and lease liability relating to office leases were $7.7 million and $7.7 million, respectively.

•
The adoption of ASU 2016-02 results in the recognition of revenue from the reimbursement of scheduled dry-dock expenditures, where a charter contract is accounted for as an operating lease, occurring upon completion of the scheduled dry-dock, instead of ratably over the period between the previous scheduled dry-dock and the next scheduled dry-dock. This change decreased investment in and loans to equity-accounted investments by $3.0 million and decreased total equity by $3.0 million as at September 30, 2019. The cumulative decrease to opening equity as at January 1, 2019 was $3.0 million.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

•
The adoption of ASU 2016-02 results in direct financing lease payments received being presented as an operating cash inflow instead of an investing cash inflow in the Company's unaudited consolidated statement of cash flows. Direct financing lease payments received during the three and nine months ended September 30, 2019 were $3.2 million and $9.2 million, respectively (three and nine months ended September 30, 2018 – $3.2 million and $8.4 million, respectively).

•
The adoption of ASU 2016-02 results in sale and leaseback transactions where the seller lessee has a fixed price repurchase option or other situations where the leaseback would be classified as a finance lease being accounted for as a failed sale of the vessel and a failed purchase of the vessel by the buyer lessor. Prior to the adoption of ASU 2016-02, such transactions were accounted for as a completed sale and a completed purchase. Consequently, for such transactions, the Company does not derecognize the vessel sold and continues to depreciate the vessel as if it was the legal owner. Proceeds received from the sale of the vessel are recognized as an obligation related to finance lease, and bareboat charter hire payments made by the Company to the lessor are allocated between interest expense and principal repayments on the obligation related to finance lease. The adoption of ASU 2016-02 has resulted in the sale and leaseback of the Yamal Spirit, the Cascade Spirit and the Aspen Spirit during 2019 being accounted for as failed sales, and unlike the 22 vessels sold and leased back in similar transactions in prior years, the Company is not considered as holding a variable interest in the buyer lessor entity and thus, does not consolidate the buyer lessor entity (see Note 6).

The Company's floating production, storage and offloading (or FPSO) contracts, time charters and voyage charters include both a lease component, consisting of the lease of the vessel, and a non-lease component, consisting of the operation of the vessel for the customer. The Company has elected not to separate the non-lease component from the lease component for all such charters, where the lease component is classified as an operating lease and certain other required criteria are met, and to account for the combined component as an operating lease in accordance with Accounting Standards Codification (or ASC) 842 Leases.

In August 2017, the FASB issued Accounting Standards Update 2017-12, Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities (or ASU 2017-12). ASU 2017-12 eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires, for qualifying hedges, the entire change in the fair value of a hedging instrument to be recorded in other comprehensive (loss) income and reclassified to earnings in the same income statement line as the hedged item when the hedged item affects earnings. The guidance also modifies the accounting for components excluded from the assessment of hedge effectiveness, eases documentation and assessment requirements and modifies certain disclosure requirements. ASU 2017-12 became effective for the Company on January 1, 2019. This change decreased accumulated other comprehensive (loss) income by $4.8 million as at January 1, 2019, and correspondingly increased opening equity as at January 1, 2019 by $4.8 million.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 introduces a new credit loss methodology, which requires earlier recognition of credit losses, while providing additional transparency about credit risk. This new credit loss methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held-to-maturity debt securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. This methodology replaces the multiple existing impairment methods in current GAAP, which generally require that a loss be incurred before it is recognized. This update is effective for the Company on January 1, 2020, with a modified-retrospective approach. The Company expects that its net investments in direct financing leases, loans to equity-accounted investments, guarantees of indebtedness of equity-accounted investments and receivables related to non-operating lease revenue arrangements will be in-scope to ASU 2016-13. Consequently, the Company expects that on January 1, 2020, it will decrease the carrying value of the instruments in-scope to ASU 2016-13, resulting in a corresponding reduction to total equity on the date of adoption. The Company is currently evaluating the effect of adopting this new guidance.
3. Revenues
The Company’s primary source of revenue is chartering its vessels and offshore units to its customers. The Company utilizes four primary forms of contracts, consisting of time-charter contracts, voyage charter contracts, bareboat charter contracts and contracts for FPSO units. The Company also generates revenue from the management and operation of vessels owned by third parties and by equity-accounted investments as well as by providing corporate management services to such third-party entities. For a description of these contracts, see "Item 18 – Financial Statements: Note 2" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Revenue Table
The following tables contain the Company’s revenue for the three and nine months ended September 30, 2019 and 2018, by contract type, by segment and by business lines within segments.

	Three Months Ended September 30, 2019
	Teekay LNG Liquefied Gas Carriers	Teekay LNG Conventional Tankers	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Other	Eliminations and Other	Total

	$	$	$	$	$	$	$
Time charters	129,633	1,597	1,909	—	12,642	(7,246)	138,535
Voyage charters	10,846	—	173,034	—	—	—	183,880
Bareboat charters	6,196	—	—	—	—	—	6,196
FPSO contracts	—	—	—	44,558	—	—	44,558
Management fees and other	1,383	—	7,361	—	38,633	150	47,527
	148,058	1,597	182,304	44,558	51,275	(7,096)	420,696

	Three Months Ended September 30, 2018
	Teekay LNG Liquefied Gas Carriers	Teekay LNG Conventional Tankers	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Other	Eliminations and Other	Total

	$	$	$	$	$	$	$
Time charters	104,342	2,820	12,326	—	6,645	—	126,133
Voyage charters	6,279	2,220	152,047	—	—	—	160,546
Bareboat charters	6,001	—	—	—	—	—	6,001
FPSO contracts	—	—	—	71,583	—	—	71,583
Management fees and other	1,566	108	11,542	—	39,343	(260)	52,299
	118,188	5,148	175,915	71,583	45,988	(260)	416,562

	Nine Months Ended September 30, 2019
	Teekay LNG Liquefied Gas Carriers	Teekay LNG Conventional Tankers	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Other	Eliminations and Other	Total

	$	$	$	$	$	$	$
Time charters	394,092	6,728	6,775	—	26,989	(9,733)	424,851
Voyage charters	28,864	—	576,256	—	—	—	605,120
Bareboat charters	18,387	—	—	—	—	—	18,387
FPSO contracts	—	—	—	151,824	—	—	151,824
Management fees and other	4,388	—	34,051	—	122,934	(1,979)	159,394
	445,731	6,728	617,082	151,824	149,923	(11,712)	1,359,576

	Nine Months Ended September 30, 2018
	Teekay LNG Liquefied Gas Carriers	Teekay LNG Conventional Tankers	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Other	Eliminations and Other	Total

	$	$	$	$	$	$	$
Time charters	294,658	12,534	51,820	—	27,327	(9,418)	376,921
Voyage charters	16,669	12,690	432,017	—	—	—	461,376
Bareboat charters	17,112	—	—	—	—	—	17,112
FPSO contracts	—	—	—	203,982	—	—	203,982
Management fees and other	6,970	324	32,202	—	116,788	551	156,835
	335,409	25,548	516,039	203,982	144,115	(8,867)	1,216,226

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The following table contains the Company's total revenue for the three and nine months ended September 30, 2019 and 2018, by those contracts or components of contracts accounted for as leases and by those contracts or components not accounted for as leases.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Lease revenue
Lease revenue from lease payments of operating leases	334,206	316,217	1,071,759	912,782
Interest income on lease receivables	12,978	8,915	38,741	28,829
Variable lease payments – cost reimbursements (1)	14,169	10,629	39,483	29,306
Variable lease payments – other (2)	6,542	24,606	33,686	76,314
	367,895	360,367	1,183,669	1,047,231
Non-lease revenue
Non-lease revenue – related to sales-type or direct financing leases	5,274	3,896	16,513	12,160
Management fees and other income	47,527	52,299	159,394	156,835
	52,801	56,195	175,907	168,995
Total	420,696	416,562	1,359,576	1,216,226

(1)
Reimbursement for vessel operating expenditures and dry-docking expenditures received from the Company's customers relating to such costs incurred by the Company to operate the vessel for the customer.

(2)
Compensation from time-charter contracts based on spot market rates in excess of a base daily hire amount, production tariffs based on the volume of oil produced, the price of oil, and other monthly or annual operational performance measures.

Operating Leases

As at September 30, 2019, the minimum scheduled future rentals to be received by the Company in each of the next five years for the lease and non-lease elements related to time-charters, bareboat charters and FPSO contracts that were accounted for as operating leases were approximately $173.4 million (remainder of 2019), $650.9 million (2020), $532.2 million (2021), $428.9 million (2022) and $320.7 million (2023).

As at December 31, 2018, the minimum scheduled future rentals to be received by the Company in each of the next five years for the lease and non-lease elements related to time-charters, bareboat charters and FPSO contracts that were accounted for as operating leases were approximately $630.8 million (2019), $524.6 million (2020), $457.5 million (2021), $382.0 million (2022) and $291.8 million (2023).

Minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after September 30, 2019 or after December 31, 2018, as applicable, revenue from unexercised option periods of contracts that existed on September 30, 2019 or on December 31, 2018, as applicable, revenue from vessels in the Company’s equity-accounted investments, or variable or contingent revenues accounted for under ASC 842 Leases. In addition, minimum scheduled future operating lease revenues presented in this paragraph have been reduced by estimated off-hire time for any periodic maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

The net carrying amount of the vessels employed on time-charter contracts, bareboat charter contracts and FPSO contracts that have been accounted for as operating leases at September 30, 2019 was $3.0 billion (December 31, 2018 – $3.4 billion). At September 30, 2019, the cost and accumulated depreciation of such vessels were $3.8 billion (December 31, 2018 – $4.3 billion) and $0.8 billion (December 31, 2018 – $0.8 billion), respectively.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Net Investment in Direct Financing Leases and Sales-Type Leases
Teekay LNG's time-charter contracts accounted for as direct financing leases contain both a lease component (lease of the vessel) and a non-lease component (operation of the vessel). Teekay LNG has allocated the contract consideration between the lease component and non-lease component on a relative standalone selling price basis. The standalone selling price of the non-lease component has been determined using a cost-plus approach, whereby Teekay LNG estimates the cost to operate the vessel using cost benchmarking studies prepared by a third party, when available, or internal estimates when not available, plus a profit margin. The standalone selling price of the lease component has been determined using an adjusted market approach, whereby Teekay LNG calculates a rate excluding the operating component based on a market time-charter rate from published broker estimates, when available, or internal estimates when not available. Given that there are no observable standalone selling prices for either of these two components, judgment is required in determining the standalone selling price of each component.
Teekay LNG has three liquefied natural gas (or LNG) carriers, excluding vessels in its equity-accounted joint ventures, which are accounted for as direct financing leases. For a description of Teekay LNG's LNG carriers accounted for as direct financing leases, see "Item 18 – Financial Statements: Note 2" to the Company's Annual Report on Form 20-F for the year ended December 31, 2018. The following table lists the components of Teekay LNG's net investments in direct financing leases:

	September 30, 2019	December 31, 2018
	$	$
Total minimum lease payments to be received	849,115	897,130
Estimated unguaranteed residual value of leased properties	291,098	291,098
Initial direct costs and other	304	329
Less unearned revenue	(579,080)	(613,394)
Total	561,437	575,163
Less current portion	(13,365)	(12,635)
Long-term portion	548,072	562,528

As at September 30, 2019, estimated minimum lease payments to be received by Teekay LNG related to its direct financing leases in each of the next five years were approximately $15.9 million (2019), $64.3 million (2020), $64.2 million (2021), $64.2 million (2022), $64.0 million (2023) and an aggregate of $576.5 million thereafter. The leases are scheduled to end between 2029 and 2039.

As at September 30, 2019, estimated minimum lease payments to be received by Teekay LNG related to its sales-type leases were approximately $7.1 million during the remainder of 2019, and $36.4 million in 2020. As at September 30, 2019, Teekay LNG has not recognized a lease receivable in respect of these payments in its unaudited consolidated financial statements as its recoverability was not reasonably assured.

As at December 31, 2018, estimated minimum lease payments to be received by Teekay LNG related to its direct financing leases in each of the next five years were approximately $63.9 million (2019), $64.3 million (2020), $64.2 million (2021), $64.2 million (2022), $64.0 million (2023) and an aggregate of $576.5 million thereafter. The leases are scheduled to end between 2029 and 2039.
Contract Liabilities

The Company enters into certain customer contracts that result in situations where the customer will pay consideration upfront for performance to be provided in the following month or months. These receipts are contract liabilities and are presented as deferred revenue until performance is provided. As at September 30, 2019, December 31, 2018, September 30, 2018 and on transition to ASC 606 on January 1, 2018, there were contract liabilities of $26.6 million, $26.4 million, $21.7 million and $29.5 million, respectively. During the three months ended September 30, 2019 and September 30, 2018, the Company recognized $23.3 million and $22.2 million of revenue, respectively, that was recognized as a contract liability at the beginning of such three-month periods. During the nine months ended September 30, 2019 and September 30, 2018, the Company recognized $26.4 million and $29.5 million of revenue, respectively, that was recognized as a contract liability at the beginning of such nine-month periods.
4. Related Party Transactions
On May 8, 2019, Teekay sold to Brookfield Business Partners L.P. (or Brookfield) all of the Company’s remaining interests in Teekay Offshore Partners L.P. (or Teekay Offshore), which included the Company’s 49% general partner interest, common units, warrants, and an outstanding $25 million loan from the Company to Teekay Offshore (described below), for total cash proceeds of $100 million (or the 2019 Brookfield Transaction). Subsequent to the 2019 Brookfield Transaction, Teekay Offshore is no longer a related party of Teekay.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Subsequent to the deconsolidation of Teekay Offshore in September 2017 and prior to the 2019 Brookfield Transaction, the Company accounted for its investment in Teekay Offshore's general partner and common units under the equity method of accounting. Based on the 2019 Brookfield Transaction, the Company remeasured its investment in Teekay Offshore to fair value at March 31, 2019 based on the Teekay Offshore publicly-traded unit price at that date, resulting in a write-down of $64.9 million reflected in equity loss on the Company's unaudited consolidated statements of loss for the nine months ended September 30, 2019. The Company recognized a loss on sale of $8.9 million upon completion of the 2019 Brookfield Transaction in May 2019.

Since Teekay Offshore is no longer a related party of Teekay, advances from Teekay to Teekay Offshore and advances from Teekay Offshore to Teekay were included in accounts receivable and accounts payable, respectively, on the Company's unaudited consolidated balance sheet as at September 30, 2019. Advances from Teekay to Teekay Offshore as at December 31, 2018 were $83.1 million, and advances from Teekay Offshore to Teekay as at December 31, 2018 were $59.3 million. Such amounts were included in current portion of loans to equity-accounted investments and loans from equity-accounted investments, respectively, on the Company's consolidated balance sheet as at December 31, 2018.

In March 2018, Teekay Offshore entered into a loan agreement for a $125.0 million senior unsecured revolving credit facility, of which up to $25.0 million was provided by Teekay and up to $100.0 million was provided by Brookfield. Teekay’s $25.0 million loan to Teekay Offshore was among the assets sold by Teekay to Brookfield in the 2019 Brookfield Transaction.

On September 25, 2017, Teekay, Teekay Offshore and Brookfield completed a strategic partnership (or the 2017 Brookfield Transaction), which resulted in the deconsolidation of Teekay Offshore as of that date. Until December 31, 2017, Teekay and its wholly-owned subsidiaries directly and indirectly provided substantially all of Teekay Offshore’s ship management, commercial, technical, strategic, business development and administrative service needs. On January 1, 2018, as part of the 2017 Brookfield Transaction, Teekay Offshore acquired a 100% ownership interest in seven subsidiaries (or the Transferred Subsidiaries) of Teekay at carrying value. The Company recognized a loss of $7.1 million for the nine months ended September 30, 2018 related to the sale of the Transferred Subsidiaries and the resultant release of accumulated pension losses from accumulated other comprehensive income, which is recorded in loss on deconsolidation of Teekay Offshore on the Company's unaudited consolidated statements of loss.

Subsequent to their transfer to Teekay Offshore, the Transferred Subsidiaries continue to provide ship management, commercial, technical, strategic, business development and administrative services to Teekay, primarily related to Teekay's FPSO units. Teekay and certain of its subsidiaries, other than the Transferred Subsidiaries, continue to provide certain other ship management, commercial, technical, strategic and administrative services to Teekay Offshore.

Revenues recognized by the Company for services provided to Teekay Offshore during the period that Teekay Offshore was a related party to the Company from January 1, 2019 to May 8, 2019 was $7.6 million (three and nine months ended September 30, 2018 – $5.1 million and $16.2 million, respectively), which were recorded in revenues on the Company's unaudited consolidated statements of loss. Fees paid by the Company to Teekay Offshore for services provided by Teekay Offshore to the Company during the period that Teekay Offshore was a related party to the Company from January 1, 2019 to May 8, 2019 was $9.6 million (three and nine months ended September 30, 2018 – $5.9 million and $19.2 million, respectively), which were recorded in vessel operating expenses and general and administrative expenses on the Company's unaudited consolidated statements of loss.

As at September 30, 2019, two shuttle tankers and three FSO units of Teekay Offshore were employed on long-term time-charter-out or bareboat contracts to subsidiaries of Teekay. Time-charter hire expenses paid by the Company to Teekay Offshore during the period that Teekay Offshore was a related party to the Company from January 1, 2019 to May 8, 2019 was $20.8 million (three and nine months ended September 30, 2018 – $14.4 million and $42.4 million, respectively).

In September 2018, Teekay LNG entered into an agreement with its 52%-owned joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture) to charter in one of Teekay LNG-Marubeni Joint Venture's LNG carriers, the Magellan Spirit, for a period of two years at a fixed-rate. Time-charter hire expense for the three and nine months ended September 30, 2019 were $5.3 million and $14.0 million, respectively (three and nine months ended September 30, 2018 – $1.7 million).

The Company provides ship management and corporate services to certain of its equity-accounted joint ventures that own and operate LNG carriers on long-term charters. In addition, the Company is reimbursed for costs incurred by the Company for its seafarers operating these LNG carriers. During the three and nine months ended September 30, 2019, the Company earned $17.4 million and $50.0 million, respectively (three and nine months ended September 30, 2018 – $14.4 million and $40.1 million, respectively), of fees pursuant to these management agreements and reimbursement of costs.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

5. Segment Reporting
The Company’s segments are described in "Item 18 – Financial Statements: Note 3" to the Company’s Annual Report on Form 20-F for the year ended December 31, 2018. The Company allocates capital and assesses performance from the separate perspectives of its two publicly-traded subsidiaries Teekay LNG and Teekay Tankers (together, the Daughter Entities), Teekay and its remaining subsidiaries (or Teekay Parent), and, prior to the completion of the 2019 Brookfield Transaction, its equity-accounted investment in Teekay Offshore, as well as from the perspective of the Company's lines of business. The primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker is on the Daughter Entities, Teekay Parent and, prior to the completion of the 2019 Brookfield Transaction, its equity-accounted investment in Teekay Offshore, (the Legal Entity approach), and its segments are presented accordingly on this basis. The Company (which excludes Teekay Offshore) has three primary lines of business: (1) offshore production (FPSO units), (2) LNG and liquefied petroleum gas (or LPG) carriers, and (3) conventional tankers. The Company manages these businesses for the benefit of all stakeholders. The Company incorporates the primary lines of business within its segments, as in certain cases there is more than one line of business in each Daughter Entity and the Company believes this information allows a better understanding of the Company’s performance and prospects for future net cash flows.

The following table includes the Company’s revenues by segment for the three and nine months ended September 30, 2019 and 2018:

	Revenues
	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Teekay LNG
Liquefied Gas Carriers(1)	148,058	118,188	445,731	335,409
Conventional Tankers	1,597	5,148	6,728	25,548
	149,655	123,336	452,459	360,957

Teekay Tankers
Conventional Tankers(1)	182,304	175,915	617,082	516,039

Teekay Parent
Offshore Production	44,558	71,583	151,824	203,982
Other	51,275	45,988	149,923	144,115
	95,833	117,571	301,747	348,097

Eliminations and other	(7,096)	(260)	(11,712)	(8,867)
	420,696	416,562	1,359,576	1,216,226

(1)
The amounts in the table below represent revenue earned by each segment from other segments within the group. During 2019, Teekay Tankers' ship-to-ship transfer business provided operational and maintenance services to Teekay LNG Bahrain Operations L.L.C., an entity wholly-owned by Teekay LNG, for the LNG receiving and regasification terminal in Bahrain. Also during 2019, the Magellan Spirit was chartered by Teekay LNG to Teekay Parent. During 2018, certain vessels were chartered by Teekay LNG to Teekay Parent. Such intersegment revenue for the three and nine months ended September 30, 2019 and 2018 is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Teekay LNG – Liquefied Gas Carriers	7,246	—	9,733	9,418
Teekay Tankers – Conventional Tankers	(150)	—	1,979	—
	7,096	—	11,712	9,418

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The following table includes the Company’s income (loss) from vessel operations by segment for the three and nine months ended September 30, 2019 and 2018:

	Income (Loss) from Vessel Operations(1)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Teekay LNG
Liquefied Gas Carriers	72,112	51,581	216,799	105,571
Conventional Tankers	(501)	(4,583)	(1,150)	(22,926)
	71,611	46,998	215,649	82,645

Teekay Tankers
Conventional Tankers	(4,873)	(2,166)	32,275	(24,002)

Teekay Parent
Offshore Production	(194,415)	12,905	(212,959)	25,328
Other	(2,712)	(2,655)	(9,659)	(8,463)
	(197,127)	10,250	(222,618)	16,865

	(130,389)	55,082	25,306	75,508

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
Prior to its sale in May 2019, the Company accounted for its investment in Teekay Offshore's general partner and common units using the equity method and recognized an equity loss in respect of Teekay Offshore for the period from January 1, 2019 to May 8, 2019 of $3.1 million (three and nine months ended September 30, 2018 – equity losses of $0.5 million and $9.2 million, respectively). The Company wrote-down the investment in Teekay Offshore by $64.9 million in the nine months ended September 30, 2019 and recognized a loss on sale of $8.9 million in the nine months ended September 30, 2019.
A reconciliation of total segment assets to total assets presented in the accompanying unaudited consolidated balance sheets is as follows:

	September 30, 2019	December 31, 2018
	$	$
Teekay LNG – Liquefied Gas Carriers	5,207,158	5,188,088
Teekay LNG – Conventional Tankers	12,540	39,450
Teekay Tankers – Conventional Tankers	2,093,433	2,106,169
Teekay Parent – Offshore Production	172,858	311,550
Teekay Parent – Other	92,040	38,280
Teekay Offshore	—	233,225
Cash and cash equivalents	293,361	424,169
Other assets not allocated	108,404	70,153
Eliminations	(28,016)	(19,414)
Consolidated total assets	7,951,778	8,391,670

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

6. Leases
Obligations Related to Finance Leases

	September 30, 2019	December 31, 2018
	$	$
Teekay LNG
LNG Carriers	1,428,146	1,274,569
Suezmax Tanker	—	23,987
Teekay Tankers
Suezmax Tankers	219,751	165,145
Aframax Tankers	175,920	184,021
LR2 Product Tanker	25,263	26,123
Total obligations related to finance leases	1,849,080	1,673,845
Less current portion	(94,536)	(102,115)
Long-term obligations related to finance leases	1,754,544	1,571,730

Teekay LNG

As at September 30, 2019, Teekay LNG was a party to finance leases on nine LNG carriers (December 31, 2018 – eight LNG carriers). These nine LNG carriers were sold by Teekay LNG to third parties (or Lessors) and leased back under 7.5- to 15-year bareboat charter contracts ending in 2026 through to 2034. At the inception of these leases, the weighted-average interest rate implicit in these leases was 5.2%. The bareboat charter contracts are presented as obligations related to finance leases on the Company's unaudited consolidated balance sheets and have purchase obligations at the end of the lease terms.

Teekay LNG consolidates seven of the nine Lessors for financial reporting purposes as variable interest entities. Teekay LNG understands that these vessels and lease operations are the only assets and operations of the Lessors. Teekay LNG operates the vessels during the lease term and as a result, is considered to be, under GAAP, the Lessors' primary beneficiary.

The liabilities of the seven Lessors are loans and are non-recourse to Teekay LNG. The amounts funded to the seven Lessors in order to purchase the vessels materially match the funding to be paid by Teekay LNG's subsidiaries under the sale-leaseback transactions. As a result, the amounts due by Teekay LNG's subsidiaries to the seven Lessors have been included in obligations related to finance leases as representing the Lessors' loans.

During January 2019, Teekay LNG sold the Yamal Spirit and leased it back for a period of 15 years, with an option granted to Teekay LNG to extend the lease term by an additional five years. Teekay LNG is required to purchase the vessel at the end of the lease term. During September 2019, Teekay LNG refinanced the Torben Spirit by acquiring the Torben Spirit from its original Lessor and then selling the vessel to another Lessor and leasing it back for a period of 7.5 years. Teekay LNG is required to purchase the vessel at the end of the lease term. As a result of this refinancing transaction, Teekay LNG recognized a loss of $1.4 million for the three and nine months ended September 30, 2019 on the extinguishment of the original finance lease which was included in other loss in the unaudited consolidated statements of loss. Subsequent to the adoption of ASU 2016-02 on January 1, 2019, sale-leaseback transactions where the lessee has a purchase obligation are treated as a failed sale. Consequently, Teekay LNG has not derecognized the vessels and continues to depreciate the assets as if Teekay LNG was the legal owner. Proceeds received from the sales are set up as financial liabilities and bareboat charter hire payments made by Teekay LNG to the Lessors are allocated between interest expense and principal repayments on the financial liabilities.

The obligations of Teekay LNG under the bareboat charter contracts for the nine LNG carriers are guaranteed by Teekay LNG. In addition, the guarantee agreements require Teekay LNG to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage. As of the date these unaudited consolidated financial statements were issued, Teekay LNG was in compliance with all covenants in respect of the obligations related to its finance leases.

As at September 30, 2019 and December 31, 2018, the remaining commitments related to the financial liabilities of these nine LNG carriers (December 31, 2018 – eight LNG carriers) including the amounts to be paid for the related purchase obligations, approximated $1.9 billion (December 31, 2018 – $1.7 billion), including imputed interest of $489.0 million (December 31, 2018 – $435.3 million), repayable for the remainder of 2019 through 2034, as indicated below:

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

	Commitments
	At September 30, 2019	At December 31, 2018
Year	$	$
Remainder of 2019	35,389	119,517
2020	140,386	118,685
2021	138,601	117,772
2022	136,959	116,978
2023	135,459	116,338
Thereafter	1,330,378	1,120,670

As at December 31, 2018, Teekay LNG was a party, as lessee, to a finance lease on one Suezmax tanker, the Toledo Spirit. As at December 31, 2018, the remaining commitments related to the finance lease for the Suezmax tanker, including the related purchase obligation, approximated $24.2 million, including imputed interest of $0.2 million, repayable in 2019. In January 2019, the charterer, who is also the owner, sold the Toledo Spirit to a third party, which resulted in Teekay LNG returning the vessel to its owner and the obligation related to finance lease concurrently being extinguished.

Teekay Tankers

In May 2019, Teekay Tankers completed a $63.7 million sale-leaseback financing transaction with a financial institution relating to two of Teekay Tankers' Suezmax tankers, the Aspen Spirit and Cascade Spirit.
In November 2018, Teekay Tankers completed an $84.7 million sale-leaseback financing transaction with a financial institution relating to four of Teekay Tankers' vessels, consisting of two Aframax tankers, one Suezmax tanker and one Long Range 2 (or LR2) product tanker, the Explorer Spirit, Navigator Spirit, Pinnacle Spirit and Trysil Spirit.

In September 2018, Teekay Tankers completed a $156.6 million sale-leaseback financing transaction with a financial institution relating to six of its Aframax tankers, the Blackcomb Spirit, Emerald Spirit, Garibaldi Spirit, Peak Spirit, Tarbet Spirit and Whistler Spirit.

In July 2017, Teekay Tankers completed a $153.0 million sale-leaseback financing transaction with a financial institution relating to four of its Suezmax tankers, the Athens Spirit, the Beijing Spirit, the Moscow Spirit and the Sydney Spirit.

Under these arrangements, Teekay Tankers transferred the vessels to subsidiaries of the financial institutions (or collectively, the Lessors), and leased the vessels back from the Lessors on bareboat charters ranging from 9- to 12-year terms. Teekay Tankers is obligated to purchase six of the Aframax vessels and two of the Suezmax vessels upon maturity of their respective bareboat charters. Teekay Tankers also has the option to purchase each of the 16 tankers at various times starting between July 2020 and November 2021 until the end of their respective lease terms.

Teekay Tankers consolidates 14 of the 16 Lessors for financial reporting purposes as VIEs. Teekay Tankers understands that these vessels and lease operations are the only assets and operations of the Lessors. Teekay Tankers operates the vessels during the lease terms, and as a result, is considered to be the Lessor's primary beneficiary.

The liabilities of the 14 Lessors are loans that are non-recourse to Teekay Tankers. The amounts funded to the 14 Lessors in order to purchase the vessels materially match the funding to be paid by Teekay Tankers' subsidiaries under these leaseback transactions. As a result, the amounts due by Teekay Tankers' subsidiaries to the 14 Lessors considered as VIEs have been included in obligations related to finance leases as representing the Lessors' loans.

Subsequent to the adoption of ASU 2016-02 on January 1, 2019, sale and leaseback transactions where the lessee has a purchase obligation are treated as a failed sale. Consequently, Teekay Tankers has not derecognized the Aspen Spirit and Cascade Spirit and continues to depreciate the assets as if it was the legal owner. Proceeds received from the sale are set up as an obligation related to finance lease and bareboat charter hire payments made by Teekay Tankers to the Lessor are allocated between interest expense and principal repayments on the obligation related to finance lease.

The bareboat charters related to each of these vessels require that Teekay Tankers maintain minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of Teekay Tankers' consolidated debt and obligations related to finance leases (excluding applicable security deposits reflected in restricted cash – non-current on the Company's unaudited consolidated balance sheets).

Four of the bareboat charters require Teekay Tankers to maintain, for each vessel, a hull coverage ratio of 90% of the total outstanding principal balance during the first three years of the lease period and 100% of the total outstanding principal balance thereafter. As at September 30, 2019, this ratio was approximately 121% (December 31, 2018 – 101%).

Six of the bareboat charters require Teekay Tankers to maintain, for each vessel, a hull coverage ratio of 75% of the total outstanding principal balance during the first year of the lease period, 78% for the second year, 80% for the following two years and 90% of the total outstanding principal balance thereafter. As at September 30, 2019, this ratio was approximately 113% (December 31, 2018 – 91%).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Four of the bareboat charters also require Teekay Tankers to maintain, for each vessel, a hull overage ratio of 100% of the total outstanding principal balance. As at September 30, 2019, this ratio was approximately 153% (December 31, 2018 – 122%).

The remaining two bareboat charters also require Teekay Tankers to maintain, for each vessel, a minimum hull coverage ratio of 75% of the total outstanding principal balance during the first year of the lease period, 78% for the second year, 80% for the following two years and 90% of the total outstanding principal balance thereafter. As at September 30, 2019, this ratio was approximately 108% (December 31, 2018 – nil).

Such requirements are assessed annually with reference to vessel valuations compiled by one or more agreed upon third parties. As of the date these unaudited consolidated financial statements were issued, Teekay Tankers is in compliance with all covenants in respect of its obligations related to finance leases.

The weighted average interest rate on Teekay Tankers’ obligations related to finance leases as at September 30, 2019 was 7.7% (December 31, 2018 – 7.5%).

As at September 30, 2019 and December 31, 2018, the total remaining commitments related to the financial liabilities of Teekay Tankers' Suezmax, Aframax and LR2 product tankers, including the amounts to be paid for the related purchase obligations, approximated $615.9 million (December 31, 2018 – $557.1 million), including imputed interest of $195.0 million (December 31, 2018 – $181.8 million), repayable from 2019 through 2030, as indicated below:

	Commitments
	At September 30, 2019	At December 31, 2018
Year	$	$
Remainder of 2019	14,242	47,962
2020	56,364	47,373
2021	56,202	47,237
2022	56,193	47,230
2023	56,184	47,222
Thereafter	376,749	320,064
Operating Lease Liabilities

The Company charters-in vessels from other vessel owners on time-charter-in and bareboat charter contracts, whereby the vessel owner provides use of the vessel to the Company, and, in the case of time-charter-in contracts, also operates the vessel for the Company. A time-charter-in contract is typically for a fixed period of time, although in certain cases the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. The Company is generally not required to pay the daily hire rate for time-charters during periods the vessel is not able to operate.

The Company has determined that all of its time-charter-in contracts contain both a lease component (lease of the vessel) and a non-lease component (operation of the vessel). The Company has allocated the contract consideration between the lease component and non-lease component on a relative standalone selling price basis. The standalone selling price of the non-lease component has been determined using a cost-plus approach, whereby the Company estimates the cost to operate the vessel using cost benchmarking studies prepared by a third party, when available, or internal estimates when not available, plus a profit margin. The standalone selling price of the lease component has been determined using an adjusted market approach, whereby the Company calculates a rate excluding the operating component based on a market time-charter rate information from published broker estimates, when available, or internal estimates when not available. Given that there are no observable standalone selling prices for either of these two components, judgment is required in determining the standalone selling price of each component. The discount rate of the lease is determined using the Company’s incremental borrowing rate, which is based on the fixed interest rate the Company could obtain when entering into a secured loan facility of similar terms for an amount equal to the total minimum lease payments. The bareboat charter contracts contain only a lease component.

With respect to time-charter-in and bareboat charter contracts with an original term of more than one year, for the three and nine months ended September 30, 2019, the Company incurred $25.9 million and $74.7 million, respectively, of time-charter and bareboat hire expense related to these time-charter and bareboat charter contracts, of which $18.1 million and $51.9 million, respectively, were allocable to the lease component, and $7.7 million and $22.8 million, respectively, were allocable to the non-lease component. The amounts allocable to the lease component approximates the cash paid for the amounts included in lease liabilities and is reflected as a reduction in operating cash flows for the three and nine months ended September 30, 2019. Three of Teekay Tankers' time-charter-in contracts each have an option to extend the charter for an additional one-year term. Since it is not reasonably certain that Teekay Tankers will exercise the options, the lease components of the options are not recognized as part of the right-of-use assets and lease liabilities. As at September 30, 2019, the weighted-average remaining lease term and weighted-average discount rate for these time-charter-in and bareboat charter contracts were 2.8 years and 6.1%, respectively.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The Company has elected to recognize the lease payments of short-term leases in its unaudited consolidated statements of loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred, which is consistent with the recognition of payment for the non-lease component. The Company considers as short-term leases those with an original term of one year or less, excluding leases with an option to extend the lease for greater than one year or an option to purchase the underlying asset where the lessee is deemed reasonably certain to exercise the applicable option. For the three and nine months ended September 30, 2019, the Company incurred $4.2 million and $13.4 million, respectively, of time-charter hire expense related to time-charter-in contracts classified as short-term leases.

During the nine months ended September 30, 2019, Teekay Tankers chartered in two LR2 vessels and one Aframax vessel for periods of 24 months each, Teekay LNG extended the charter-in contract for one LNG carrier for a period of 21 months, and Teekay Parent extended the charter-in contract for one FSO unit for a period of 12 months, which resulted in the Company recognizing right-of-use assets and lease liabilities totaling $47.6 million and $47.6 million, respectively.

A maturity analysis of the Company’s operating lease liabilities from time-charter-in and bareboat charter contracts (excluding short-term leases) at September 30, 2019 is as follows:

	Lease Commitment	Non-Lease Commitment	Total Commitment
Year	$	$	$
Payments
Remainder of 2019	19,242	9,418	28,660
2020	69,617	37,089	106,706
2021	54,195	26,948	81,143
2022	22,978	8,189	31,167
2023	9,227	—	9,227
Thereafter	5,712	—	5,712
Total payments	180,971	81,644	262,615
Less: imputed interest	(15,557)
Carrying value of operating lease liabilities	165,414
Less current portion	(62,654)
Carrying value of long-term operating lease liabilities	102,760

As at September 30, 2019, minimum commitments to be incurred by the Company under short-term time-charter-in contracts were approximately $4.3 million (remainder of 2019) and $2.7 million (2020).
As at December 31, 2018, minimum commitments to be incurred by the Company under vessel operating leases by which the Company charters-in vessels were approximately $116.3 million (2019), $90.4 million (2020), $53.4 million (2021), $9.1 million (2022), $9.1 million (2023) and $5.6 million thereafter.
7. Write-down and Loss on Sales of Vessels
The Company's write-downs and vessel sales generally relate to vessels approaching the end of their useful lives as well as other vessels it strategically sells, or is attempting to sell, to reduce exposure to a certain vessel class.

The following tables contain the write-downs and loss on sales of vessels for the three and nine months ended September 30, 2019 and 2018:

			Three Months Ended September 30,
Segment	Asset Type	Completion of Sale Date	2019 $	2018 $
Teekay Parent Segment – Offshore Production (1)	2 FPSOs	N/A	(175,000)	—
Teekay LNG Segment – Conventional Tankers (2)	Handymax	Oct-2019	(785)	—
Teekay LNG Segment – Conventional Tankers (3)	2 Suezmaxes	Oct/Dec-2018	—	(2,201)
Total			(175,785)	(2,201)

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

			Nine Months Ended September 30,
Segment	Asset Type	Completion of Sale Date	2019 $	2018 $
Teekay Parent Segment – Offshore Production (1)	3 FPSOs	N/A	(178,328)	—
Teekay LNG Segment – Conventional Tankers (2)	Handymax	Oct-2019	(785)	(13,000)
Teekay LNG Segment – Liquefied Gas Carriers (4)	4 Multi-gas Carriers	N/A	—	(33,000)
Teekay LNG Segment – Conventional Tankers (3)	2 Suezmaxes	Oct/Dec-2018	—	(7,863)
Other			—	170
Total			(179,113)	(53,693)

(1)
During the nine months ended September 30, 2019, the Company took impairment charges in respect of all three of its FPSO-related assets. The Company has continued to follow its strategy of contract extensions and a potential sale of any or all of the three FPSOs. Substantially all of the $178.3 million impairment in the nine months ended September 30, 2019 relates to the write-down of two of the Company’s FPSO units. The Company made changes to its expected cash flows from the two FPSO units based on recent discussions with potential buyers about the possible sale of the units and existing charterers about contract extensions. This led to the write-down of one unit to its estimated fair value, based on the expected sales price, and a write-down of the other unit to its estimated fair value, using a discounted cash flow approach based on the terms of the existing contract and expectations about future contract extensions and potential sale of the unit.

(2)
Teekay LNG commenced marketing the Alexander Spirit conventional tanker for sale in the second quarter of 2019 and sold the vessel in October 2019 for net proceeds of $11.5 million. The Alexander Spirit is presented as held for sale in the unaudited consolidated balance sheets as at September 30, 2019.

(3)
During the three and nine months ended September 30, 2018, Teekay LNG recorded write-downs on the European Spirit and African Spirit Suezmax tankers to their estimated resale value. In the fourth quarter of 2018, Teekay LNG sold the European Spirit and African Spirit for net proceeds of $15.7 million and $12.8 million, respectively, using the net proceeds from the sales primarily to repay its existing term loans associated with the vessels.

(4)
In June 2018, the carrying value for four of Teekay LNG's seven wholly-owned Multi-gas carriers, the Napa Spirit, Pan Spirit, Cathinka Spirit and Camilla Spirit, were written down to their estimated fair values, using appraised values, as a result of Teekay LNG's evaluation of alternative strategies for these assets, the current charter rate environment and the outlook for charter rates for these vessels.

8. Accounts Payable, Accrued Liabilities and Other

	September 30, 2019	December 31, 2018
	$	$
Accounts payable	110,406	31,201
Accrued liabilities
Voyage and vessel expenses	117,912	98,135
Interest	33,944	47,731
Payroll and related liabilities	33,016	34,849
Distributions payable and other	6,486	6,426
Deferred revenues – current	30,330	30,108
In-process revenue contracts – current	5,933	5,930
Office lease liability – current (note 2)	3,065	—
	341,092	254,380

9. Short-Term Debt

In November 2018, Teekay Tankers Chartering Pte. Ltd. (or TTCL) a wholly-owned subsidiary of Teekay Tankers and a manager of Teekay Tankers' revenue sharing arrangements (or RSAs) entered into a working capital loan facility agreement (or the Working Capital Loan), which initially provided available aggregate borrowings of up to $40.0 million for TTCL, and which was subsequently increased to $55.0 million, effective June 2019. Proceeds of the Working Capital Loan are used to provide working capital in relation to certain vessels trading in the RSAs and to fund pooling operations. The Working Capital Loan had an initial maturity date in August 2019, but is continually extended for further periods of six months thereafter until the lender gives notice in writing that no further extensions shall occur. Interest payments are based on LIBOR plus a margin of 3.5%. The Working Capital Loan is collateralized by the assets of TTCL. The Working Capital Loan requires Teekay Tankers to maintain its paid-in capital contribution to the RSAs and the retained distributions of the RSA participants in an amount equal to the greater of (a) an amount equal to the minimum average capital contributed by the RSA participants per vessel in respect of the RSA (including cash, bunkers or other working capital contributions and amounts accrued to the RSA participants but unpaid) and (b) $20.0 million. As at September 30, 2019, $50.0 million (December 31, 2018 – nil) was owing under this facility, and the effective interest rate on the facility was 5.5% (December 31, 2018 – nil). As of the date these consolidated financial statements were issued, Teekay Tankers was in compliance with all covenants in respect of this facility.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

10. Long-Term Debt

	September 30, 2019	December 31, 2018
	$	$
Revolving Credit Facilities	555,930	642,997
Senior Notes (8.5%) due January 15, 2020	36,712	508,577
Senior Notes (9.25%) due November 15, 2022	250,000	—
Convertible Senior Notes (5%) due January 15, 2023	125,000	125,000
Norwegian Krone-denominated Bonds due through August 2023	335,287	352,973
U.S. Dollar-denominated Term Loans due through 2030	1,388,157	1,536,499
Euro-denominated Term Loans due through 2024	170,274	193,781
Other U.S. Dollar-denominated loan	3,300	3,300
Total principal	2,864,660	3,363,127
Less unamortized discount and debt issuance costs	(43,356)	(43,604)
Total debt	2,821,304	3,319,523
Less current portion	(528,527)	(242,137)
Long-term portion	2,292,777	3,077,386

As of September 30, 2019, the Company had five revolving credit facilities (or the Revolvers) available, which, as at such date, provided for aggregate borrowings of up to $869.5 million, of which $313.6 million was undrawn. Interest payments are based on LIBOR plus margins; the margins ranged between 1.40% and 3.95% at September 30, 2019 and at December 31, 2018. The aggregate amount available under the Revolvers is scheduled to decrease by $3.0 million (remainder of 2019), $369.5 million (2020), $329.2 million (2021) and $167.8 million (2022). The Revolvers are collateralized by first-priority mortgages granted on 36 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all but one of the Revolvers' outstanding amounts. Included in other related security are 25.2 million common units in Teekay LNG and 40.3 million Class A common shares in Teekay Tankers to secure a $150 million credit facility.

The Company’s 8.5% senior unsecured notes are due January 15, 2020 with an original aggregate principal amount of $450 million (the Original Notes). The Original Notes issued on January 27, 2010 were sold at a price equal to 99.2% of par. During 2014, the Company repurchased $57.3 million of the Original Notes. In November 2015, the Company issued an aggregate principal amount of $200 million of the Company’s 8.5% senior unsecured notes due on January 15, 2020 (or the Additional Notes) at 99.01% of face value, plus accrued interest from July 15, 2015. The Additional Notes were an additional issuance of the Company's Original Notes (collectively referred to as the 2020 Notes). The Additional Notes were issued under the same indenture governing the Original Notes and are fungible with the Original Notes. The discount on the 2020 Notes is accreted through the maturity date of the notes using the effective interest rate of 8.67% per year. During 2018, the Company repurchased $84.1 million in aggregate principal amount of the 2020 Notes. During the first quarter of 2019, the Company repurchased an additional $10.9 million in aggregate principal amount of the 2020 Notes.

In May 2019, the Company completed a cash tender offer and purchased $460.9 million in aggregate principal amount of the 2020 Notes and issued $250.0 million in aggregate principal amount of 9.25% senior secured notes at par due November 2022 (or the 2022 Notes). The Company recognized a loss of $10.7 million on the purchase of the 2020 Notes in the nine months ended September 30, 2019 which is included in other loss in the unaudited consolidated statements of loss. The 2022 Notes are guaranteed on a senior secured basis by certain of our subsidiaries and are secured by first-priority liens on two of Teekay's FPSO units, a pledge of the equity interests in Teekay's subsidiary that owns all of Teekay's common units of Teekay LNG Partners L.P. and all of Teekay’s Class A common shares of Teekay Tankers Ltd. and a pledge of the equity interests in Teekay's subsidiaries that own Teekay Parent's three FPSO units.

The 2020 Notes rank equally in right of payment with all of Teekay's existing and future senior unsecured debt and senior to any future subordinated debt of Teekay. The 2020 Notes are not guaranteed by any of Teekay's subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities of its subsidiaries.

The Company may redeem the 2020 Notes in whole or in part at any time before their maturity date at a redemption price equal to the greater of (i) 100% of the principal amount of the 2020 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2020 Notes to be redeemed (excluding accrued interest), discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points, plus accrued and unpaid interest to the redemption date.

The Company may redeem the 2022 Notes in whole or in part at any time prior to November 15, 2020 at a redemption price equal to 100% of the principal amount of the 2022 Notes to be redeemed, plus the greater of (i) 1.0% of the principal amount of such 2022 Notes and (ii) the excess, if any, of the sum of the present values of the remaining scheduled payments of principal and interest on the 2022 Notes to be redeemed (excluding accrued interest), discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points over the principal amount of such 2022 Notes, plus accrued and unpaid interest to, but excluding, the redemption date.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The Company may redeem the 2022 Notes in whole or in part at a redemption price equal to a percentage of the principal amount of the 2022 Notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date, as follows: 104.625% at any time on or after November 15, 2020, but prior to November 15, 2021; 102.313% at any time on or after November 15, 2021, but prior to August 15, 2022; and 100% at any time on or after August 15, 2022.

On January 26, 2018, Teekay Parent completed a private offering of $125.0 million in aggregate principal amount of 5% Convertible Senior Notes due January 15, 2023 (the Convertible Notes). The Convertible Notes are convertible into Teekay’s common stock, initially at a rate of 85.4701 shares of common stock per $1,000 principal amount of Convertible Notes. This represents an initial effective conversion price of $11.70 per share of common stock. The initial conversion price represents a premium of 20% to the concurrent common stock offering price of $9.75 per share. On issuance of the Convertible Notes, $104.6 million of the net proceeds was reflected in long-term debt, including unamortized discount, and is being accreted to $125.0 million over its five-year term through interest expense. The remaining amount of the net proceeds of $16.1 million was allocated to the conversion feature and reflected in additional paid-in capital.

Teekay LNG has a total of Norwegian Krone (or NOK) 3.1 billion in senior unsecured bonds issued in the Norwegian bond market at September 30, 2019 that mature through August 2023. As of September 30, 2019, the total carrying amount of the senior unsecured bonds was $335.3 million (December 31, 2018 – $353.0 million). The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin, which ranges from 3.70% to 6.00%. The Company entered into cross currency rate swaps to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.92% to 7.89%, and the transfer of the principal amount fixed at $382.5 million upon maturity in exchange for NOK 3.1 billion (see Note 16).

As of September 30, 2019, the Company had ten U.S. Dollar-denominated term loans outstanding, which totaled $1.4 billion in aggregate principal amount (December 31, 2018 – $1.5 billion). Interest payments on the term loans are based on LIBOR plus a margin, of which two of the term loans have additional tranches with a weighted average fixed rate of 4.48%. At September 30, 2019, the margins ranged between 0.30% and 3.25% and at December 31, 2018, the margins ranged between 0.30% and 3.50%. Term loans require payments in quarterly or semi-annual installments commencing three or six months after delivery of each newbuilding vessel financed thereby, and eight of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 24 (December 31, 2018 – 24) of the Company’s vessels, together with certain other security.

Teekay LNG has two Euro-denominated term loans outstanding, which, as at September 30, 2019, totaled 156.2 million Euros ($170.3 million) (December 31, 2018 – 169.0 million Euros ($193.8 million)). Teekay LNG is servicing the loans with funds generated by two Euro-denominated, long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At September 30, 2019 and December 31, 2018, the margins ranged between 0.60% and 1.95%. The Euro-denominated term loans reduce in monthly and semi-annual payments with varying maturities through 2024, are collateralized by first-priority mortgages on two of Teekay LNG's vessels, together with certain other security, and are guaranteed by Teekay LNG and one of its subsidiaries.

Both Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company’s Euro-denominated term loans and restricted cash, and the change in the valuation of the Company’s cross currency swaps, the Company recognized a foreign exchange gain of $5.6 million (2018 – $3.6 million) and a loss of $2.9 million (2018 – gain of $16.1 million) during the three and nine months ended September 30, 2019 and 2018, respectively.

The weighted-average interest rate on the Company’s aggregate long-term debt as at September 30, 2019 was 4.8% (December 31, 2018 – 5.1%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 16).

Teekay has guaranteed obligations pursuant to certain credit facilities of Teekay Tankers. As at September 30, 2019, the aggregate outstanding balance on such credit facilities was $150.4 million.

The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to September 30, 2019 are $65.4 million (remainder of 2019), $711.4 million (2020), $830.5 million (2021), $399.8 million (2022), $330.4 million (2023) and $527.2 million (thereafter).

The Company’s long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and five loan agreements require the maintenance of vessel market value to loan ratios. As at September 30, 2019, these ratios ranged from 136% to 243% compared to their minimum required ratios of 115% to 135%. The vessel values used in these ratios are the appraised values provided by third parties where available or prepared by the Company based on second-hand sale and purchase market data. Changes in the LNG/LPG carrier and conventional tanker markets could negatively affect the Company's compliance with these ratios.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Two of Teekay Tankers’ term loans, which are scheduled to mature between January 2021 and August 2021 are guaranteed by Teekay. One of the term loans contains covenants that require Teekay Parent to maintain the greater of (a) free cash (cash and cash equivalents) and undrawn committed revolving credit lines with at least six months to maturity of at least $50.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 5.0% of Teekay’s total consolidated debt (excluding the debt Teekay LNG and its subsidiaries and Teekay Tankers and its subsidiaries which is non-recourse to Teekay). The other term loan requires Teekay Parent and Teekay Tankers collectively to maintain the greater of (a) free cash (cash and cash equivalents) of at least $100.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay's total consolidated debt (excluding the debt of Teekay LNG). In addition, certain loan agreements require Teekay Tankers to maintain minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of Teekay Tankers' total consolidated debt. Certain loan agreements require Teekay LNG to maintain a minimum level of tangible net worth, and minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million, and not to exceed a maximum level of financial leverage.

As of the date these unaudited consolidated financial statements were issued, the Company is in compliance with all covenants under its credit facilities and other long-term debt.
11. Capital Stock
The authorized capital stock of Teekay at September 30, 2019 and December 31, 2018 was 25 million shares of preferred stock, with a par value of $1 per share, and 725 million shares of common stock, with a par value of $0.001 per share. As at September 30, 2019, Teekay had no shares of preferred stock issued.

In April 2019, Teekay filed a continuous offering program (or COP) under which Teekay may issue shares of its common stock, at market prices up to a maximum aggregate amount of $63.0 million. No shares of common stock have been issued under this COP as of September 30, 2019.

During the nine months ended September 30, 2018, Teekay completed a public offering of 10.0 million common shares priced at $9.75 per share, raising net proceeds of approximately $93.0 million and issued 1.1 million shares of common stock as part of a COP initiated in 2016 generating net proceeds of $10.7 million.

During the nine months ended September 30, 2019 and 2018, the Company granted 2,646,903 and 1,048,916 stock options with exercise prices of $3.98 and $8.67 per share, respectively, 796,733 and 625,878 restricted stock units with fair values of $3.3 million and $5.4 million, respectively, and 144,441 and 79,869 shares of restricted stock awards with fair values of $0.5 million and $0.7 million, respectively, to certain of the Company’s employees and directors. Each stock option has a ten-year term and vests equally over three years from the grant date. Each restricted stock unit and restricted stock award is equal in value to one share of the Company’s common stock plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. Upon vesting, the value of the restricted stock units and restricted stock awards are paid to each grantee in the form of shares.

The weighted-average grant-date fair value of stock options granted during the nine months ended September 30, 2019 was $1.47 per stock option. The fair value of each stock option granted was estimated on the grant date using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the stock options granted: expected volatility of 65.2%; expected life of 5.5 years; dividend yield of 5.9%; risk-free interest rate of 2.5%; and estimated forfeiture rate of 6.0%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.

Share-based Compensation of Subsidiaries

During the nine months ended September 30, 2019 and 2018, 35,419 and 17,498 common units of Teekay LNG, respectively, and 159,375 and 168,029 shares of Class A common stock of Teekay Tankers, respectively, with aggregate values of $0.7 million and $0.5 million, respectively, were granted and issued to the non-management directors of the general partner of Teekay LNG and the non-management directors of Teekay Tankers as part of their annual compensation for 2019 and 2018.

Teekay LNG and Teekay Tankers grant equity-based compensation awards as incentive-based compensation to certain employees of Teekay’s subsidiaries that provide services to Teekay LNG and Teekay Tankers. During the nine months ended September 30, 2019 and 2018, Teekay LNG and Teekay Tankers granted restricted unit/stock-based compensation awards with respect to 80,100 and 62,283 common units of Teekay LNG and 633,134 and 762,640 Class A common shares of Teekay Tankers, respectively, with aggregate grant date fair values of $1.8 million and $2.1 million, respectively, based on Teekay LNG and Teekay Tankers’ closing unit or stock prices on the grant dates. Each restricted stock unit is equal in value to one of Teekay LNG’s or Teekay Tankers’ common units or common shares plus reinvested distributions or dividends from the grant date to the vesting date. The awards vest equally over three years from the grant date. Upon vesting, the awards are paid to a substantial majority of the grantees in the form of common units or common shares, net of withholding tax.

During the nine months ended September 30, 2019, Teekay Tankers granted 1,380,173 and 470,765 stock options with an exercise price of $1.00 per share to officers and non-management directors of Teekay Tankers, respectively. During March 2018, Teekay Tankers granted 736,327 and 504,097 stock options with an exercise price of $1.22 per share to officers and non-management directors of Teekay Tankers, respectively. Each stock option has a ten-year term and vests equally over three years from the grant date.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

12. Commitments and Contingencies

a)	Vessels Under Construction and Upgrades

Teekay LNG's share of commitments to fund newbuilding and other construction contract costs as at September 30, 2019 are as follows:

	Total $	Remainder of 2019 $	2020 $	2021 $	2022 $
Consolidated LNG carriers (i)	55,018	4,416	9,733	27,191	13,678
Equity-accounted joint ventures (ii)	241,189	241,189	—	—	—
	296,207	245,605	9,733	27,191	13,678

(i)
In May 2019, Teekay LNG received approximately $45 million from a shipyard related to warranty claims on certain of Teekay LNG's LNG carriers and recognized the amounts as reductions to the carrying values of the applicable LNG carriers. In connection with the warranty settlement, Teekay LNG entered into an agreement in June 2019 with a contractor to supply equipment on certain of its LNG carriers in 2021 and 2022 for an estimated installed cost of approximately $61 million.

(ii)
The commitment amounts relating to Teekay LNG’s share of costs for newbuilding and other construction contracts in Teekay LNG’s equity-accounted joint ventures are based on Teekay LNG’s ownership percentage in each respective joint venture as of September 30, 2019. These commitments are described in more detail in "Item 18 – Financial Statements: Note 16" of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018. Based on Teekay LNG's ownership percentage in each respective joint venture, Teekay LNG's equity-accounted joint ventures have secured $188.0 million of undrawn financing related to Teekay LNG's proportionate share of the remaining commitments included in the table above.

b)	Liquidity

Management is required to assess whether the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. The Company had a consolidated net loss of $271.5 million and consolidated cash flows from operating activities of $256.1 million during the nine months ended September 30, 2019 and had a working capital deficit of $366.0 million as at September 30, 2019. This working capital deficit included approximately $528.5 million related to scheduled maturities and repayments of debt in the next 12 months, of which some loan maturities relate to assets which are subject to purchase obligations of the charterer, and was classified as current liabilities as at September 30, 2019.

Based on the Company’s liquidity at the date these unaudited consolidated financial statements were issued, and the liquidity the Company expects to generate from operations over the following year assuming no significant decline in spot tanker rates, the Company expects that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these unaudited consolidated financial statements.

c)	Legal Proceedings and Claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

d)	Other

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

Teekay LNG also guarantees its proportionate share of certain loan facilities and obligations on interest rate swaps for its equity-accounted joint ventures for which the aggregate principal amount of the loan facilities and fair value of the interest rate swaps as at September 30, 2019 was $1.3 billion. As of the date these consolidated financial statements were issued, Teekay LNG's equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that Teekay LNG guarantees.
13. Financial Instruments

a)	Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see "Item 18 – Financial Statements: Note 11" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

		September 30, 2019		December 31, 2018
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring
Cash, cash equivalents and restricted cash (note 19)	Level 1	392,756	392,756	505,639	505,639
Derivative instruments (note 16)
Interest rate swap agreements – assets (1)	Level 2	2,025	2,025	9,640	9,640
Interest rate swap agreements – liabilities (1)	Level 2	(59,052)	(59,052)	(43,175)	(43,175)
Cross currency interest swap agreements – liabilities(1)	Level 2	(54,887)	(54,887)	(29,122)	(29,122)
Foreign currency contracts	Level 2	(535)	(535)	—	—
Stock purchase warrants	Level 3	—	—	12,026	12,026
Forward freight agreements	Level 2	1,045	1,045	(57)	(57)
Non-recurring
Vessels and equipment (note 7)	Level 3	64,282	64,282	—	—
Vessel held for sale (note 7)	Level 2	11,515	11,515	—	—
Other (2)
Short-term debt (note 9)	Level 2	(50,000)	(50,000)	—	—
Long-term debt – public (note 10)	Level 1	(607,187)	(634,869)	(856,986)	(851,470)
Long-term debt – non-public (note 10)	Level 2	(2,214,117)	(2,175,259)	(2,462,537)	(2,395,300)
Obligations related to finance leases, including current portion (note 6)	Level 2	(1,849,080)	(1,919,665)	(1,673,845)	(1,652,345)

(1)
The fair value of the Company's interest rate swap and cross currency swap agreements at September 30, 2019 includes $2.1 million (December 31, 2018 – $3.2 million) accrued interest expense which is recorded in accrued liabilities on the unaudited consolidated balance sheets.

(2)
In the unaudited interim consolidated financial statements, the Company’s loans to and investments in equity-accounted investments form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. The fair value of the individual components of such aggregate interests is not determinable.

Stock purchase warrants – Prior to the 2019 Brookfield Transaction, Teekay held 15.5 million common unit warrants issued by Teekay Offshore to Teekay in connection with the 2017 Brookfield Transaction (or Brookfield Transaction Warrants) and 1,755,000 warrants to purchase common units of Teekay Offshore issued to Teekay in connection with Teekay Offshore's private placement of Series D Preferred Units in June 2016 (or the Series D Warrants) (see "Item 18 – Financial Statements: Note 4" of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018). In May 2019, Teekay sold to Brookfield all of the Company’s remaining interests in Teekay Offshore, which included, among other things, both the Brookfield Transaction Warrants and Series D Warrants (see Note 4).

Changes in fair value during the three and nine months ended September 30, 2019 and 2018 for the Company’s Brookfield Transaction Warrants and the Series D Warrants, which were measured at fair value using significant unobservable inputs (Level 3), are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Fair value at the beginning of the period	—	35,271	12,026	30,749
Fair value on acquisition/issuance	—	2,330	—	2,330
Unrealized (loss) gain included in earnings	—	(5,373)	26,900	(851)
Realized (loss) gain included in earnings	—	—	(25,559)	—
Settlements	—	—	(13,367)	—
Fair value at the end of the period	—	32,228	—	32,228

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Vessels – In September 2019, the Company determined that two FPSO units were impaired and wrote down the carrying value of the units to their estimated fair values. The Company has determined the estimated fair value of one of the units based on the expected sales price and the other unit using a discounted cash flow approach. The discounted cash flow approach used includes scenarios consisting of sale of the unit following expiration of the existing customer contract, sale of the unit in early 2020 and extension of the existing customer contract, weighted based on the likelihood of them occurring. Cash flow projections have been discounted at an estimated market participant rate of 9.5%. Cash flow projections are based on current and project charter rates and operating costs. The projected future use of the unit takes into consideration the Company’s projected charter rates that could be contracted in future periods. In establishing this estimate, the Company has considered current discussions with potential customers, and historical experience redeploying FPSO units. Estimated proceeds from the potential sale of the unit are based on prior discussions with potential buyers of the Company's FPSO units.

b)	Financing Receivables

The following table contains a summary of the Company’s carrying value of financing receivables by type of borrower and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

Class of Financing Receivable	Credit Quality Indicator	Grade	September 30, 2019	December 31, 2018
			$	$
Direct financing leases	Payment activity	Performing	561,437	575,163
Other loan receivables
Loans to equity-accounted investments and joint venture partners	Other internal metrics	Performing	161,633	231,404
Long-term receivable and accrued revenue included in accounts receivable and other assets	Payment activity	Performing	6,871	15,694
			729,941	822,261
14. Restructuring Charges
During the three and nine months ended September 30, 2019, the Company recorded restructuring charges of $0.4 million and $10.4 million, respectively. The restructuring charges primarily related to severance costs resulting from the termination of certain management contracts in Teekay Parent of which the costs were fully recovered from the customer and the recovery is presented in revenue, as well as from the termination of the charter contract for the Toledo Spirit Suezmax tanker in Teekay LNG upon the sale of the vessel in January 2019.

During the three and nine months ended September 30, 2018, the Company recorded restructuring charges of $0.8 million and $4.1 million, respectively. The restructuring charges primarily related to severance costs resulting from reorganization and realignment of resources of certain of the Company's business development, marine solutions and fleet operations functions to better respond to the changing business environment.

At September 30, 2019 and December 31, 2018, $0.8 million and $0.8 million, respectively, of restructuring liabilities were recorded in accounts payable, accrued liabilities and other on the unaudited consolidated balance sheets.

15. Accumulated Other Comprehensive Loss
As at September 30, 2019 and December 31, 2018, the Company’s accumulated other comprehensive loss (or AOCI) consisted of the following components:

	September 30,	December 31,
	2019	2018
	$	$
Unrealized (loss) gain on qualifying cash flow hedging instruments	(24,306)	903
Pension adjustments, net of tax recoveries	(3,572)	(3,176)
	(27,878)	(2,273)

16. Derivative Instruments and Hedging Activities
The Company uses derivative instruments to manage certain risks in accordance with its overall risk management policies.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Foreign Exchange Risk

From time to time the Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts.

As at September 30, 2019, the Company was committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency	Average Forward Rate (1)	Fair Value / Carrying Amount Of Asset (Liability) $
				Expected Maturity
				2019	2020
				$	$
Euro	9,240	0.86	(535)	3,952	6,750

(1)	Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
The Company enters into cross currency swaps, and pursuant to these swaps the Company receives the principal amount in NOK on the maturity dates of the swaps, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal amounts of the Company’s NOK-denominated bonds due in 2020, 2021 and 2023. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds due in 2020, 2021 and 2023. The Company has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK-denominated bonds due in 2020, 2021 and 2023. As at September 30, 2019, the Company was committed to the following cross currency swaps:

					Fair Value / Carrying Amount of Asset / (Liability) $
Notional Amount NOK	Notional Amount USD	Floating Rate Receivable
		Reference Rate	Margin	Fixed Rate Payable		Remaining Term (years)
1,000,000	134,000	NIBOR	3.70%	5.92%	(24,532)	0.6
1,200,000	146,500	NIBOR	6.00%	7.72%	(15,474)	2.1
850,000	102,000	NIBOR	4.60%	7.89%	(14,881)	3.9
					(54,887)

Interest Rate Risk

The Company enters into interest rate swap agreements, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company designates certain of its interest rate swap agreements as cash flow hedges for accounting purposes.

As at September 30, 2019, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt and EURIBOR-based debt, whereby certain of the Company’s floating-rate debts were swapped with fixed-rate obligations:

	Interest Rate Index	Principal Amount	Fair Value / Carrying Amount of Asset / (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	1,063,011	(47,983)	3.6	2.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps	EURIBOR	75,352	(9,044)	3.9	3.8
			(57,027)

(1)	Excludes the margins the Company pays on its variable-rate debt, which, as of September 30, 2019, ranged from 0.3% to 3.95%.

(2)
Includes interest rate swaps with the notional amount reducing quarterly or semi-annually. Three interest rate swaps are subject to mandatory early termination in 2020, 2021 and 2024, at which time the swaps will be settled based on their fair value.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Stock Purchase Warrants

Prior to the 2019 Brookfield Transaction, Teekay held 15.5 million Brookfield Transaction Warrants and 1,755,000 Series D Warrants of Teekay Offshore (see Note 13). As part of the 2019 Brookfield Transaction, Teekay sold to Brookfield all of the Company’s remaining interests in Teekay Offshore, which included, among other things, both the Brookfield Transaction Warrants and Series D Warrants.

Tabular Disclosure

The following tables present the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s unaudited consolidated balance sheets.

	Prepaid Expenses and Other	Other Non-Current Assets	Accounts Payable, Accrued Liabilities and Other	Current Portion of Derivative Liabilities	Derivative Liabilities
	$	$	$	$	$
As at September 30, 2019
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	—	(3)	(698)	(5,801)
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	—	—	—	(535)	—
Interest rate swap agreements	1,297	383	(1,483)	(10,352)	(40,370)
Cross currency swap agreements	—	—	(659)	(26,917)	(27,311)
Forward freight agreements	1,045	—	—	—
	2,342	383	(2,145)	(38,502)	(73,482)

	Prepaid Expenses and Other	Other Non-Current Assets	Accounts Payable, Accrued Liabilities and Other	Current Portion of Derivative Liabilities	Derivative Liabilities
	$	$	$	$	$
As at December 31, 2018
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	784	2,362	20	—	—
Derivatives not designated as a cash flow hedge:
Interest rate swap agreements	2,915	2,973	(2,498)	(7,419)	(32,672)
Cross currency swap agreements	—	—	(713)	(4,729)	(23,680)
Stock purchase warrants	—	12,026	—	—	—
Forward freight agreements	—	—	—	(57)	—
	3,699	17,361	(3,191)	(12,205)	(56,352)

As at September 30, 2019, the Company had multiple interest rate swaps, cross currency swaps and foreign currency contracts with the same counterparty that are subject to the same master agreements. Each of these master agreements provides for the net settlement of all derivatives subject to that master agreement through a single payment in the event of default or termination of any one derivative. The fair value of these derivatives is presented on a gross basis in the Company’s unaudited consolidated balance sheets. As at September 30, 2019, these derivatives had an aggregate fair value asset amount of $2.0 million and an aggregate fair value liability amount of $93.1 million.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

For the periods indicated, the following tables present the gains (losses) on interest rate swap agreements designated and qualifying as cash flow hedges (excluding such agreements in equity-accounted investments):

Three Months Ended September 30, 2019		Three Months Ended September 30, 2018
Amount of Loss Recognized in OCI(1)	Amount of Gain Reclassified from Accumulated OCI to Interest Expense(1)	Amount of Gain Recognized in OCI (effective portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI to Interest Expense (effective portion)	Amount of Gain Recognized in Interest Expense (ineffective portion)
(2,244)	22	1,437	37	—

Nine Months Ended September 30, 2019		Nine Months Ended September 30, 2018
Amount of Loss Recognized in OCI(1)	Amount of Gain Reclassified from Accumulated OCI to Interest Expense(1)	Amount of Gain Recognized in OCI (effective portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI to Interest Expense (effective portion)	Amount of Gain Recognized in Interest Expense (ineffective portion)
(9,646)	430	6,527	(211)	740

(1) See Note 2 – adoption of ASU 2017-12.

Realized and unrealized (losses) gains from derivative instruments that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized (losses) gains on non-designated derivatives in the unaudited consolidated statements of loss as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Realized (losses) gains relating to:
Interest rate swap agreements	(2,247)	(2,704)	(5,720)	(11,544)
Interest rate swap agreement terminations	—	(13,681)	—	(13,681)
Foreign currency forward contracts	—	—	—	—
Stock purchase warrants	—	—	(25,559)	—
Forward freight agreements	435	(119)	393	(137)
	(1,812)	(16,504)	(30,886)	(25,362)
Unrealized (losses) gains relating to:
Interest rate swap agreements	(623)	19,718	(14,839)	44,169
Foreign currency forward contracts	(435)	—	(536)	—
Stock purchase warrants	—	(5,373)	26,900	(851)
Forward freight agreements	946	(9)	1,050	25
	(112)	14,336	12,575	43,343
Total realized and unrealized (losses) gains on derivative instruments	(1,924)	(2,168)	(18,311)	17,981

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Realized and unrealized (losses) gains from cross currency swaps are recognized in earnings and reported in foreign exchange gain (loss) in the unaudited consolidated statements of loss as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Realized losses on maturity and termination of cross currency swaps	—	(42,271)	—	(42,271)
Realized losses	(1,431)	(1,744)	(3,952)	(4,926)
Unrealized (losses) gains	(23,759)	43,966	(25,819)	49,734
Total realized and unrealized (losses) gains on cross currency swaps	(25,190)	(49)	(29,771)	2,537

The Company is exposed to credit loss to the extent the fair value represents an asset in the event of non-performance by the counterparties to the foreign currency forward contracts, and cross currency and interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

17. Income Tax Expense
The components of the provision for income tax expense are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Current	(2,911)	(4,122)	(10,983)	(15,343)
Deferred	(180)	(212)	(548)	(1,854)
Income tax expense	(3,091)	(4,334)	(11,531)	(17,197)

The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities on the Company's unaudited consolidated balance sheets:

	Nine Months Ended September 30,
	2019	2018
	$	$
Balance of unrecognized tax benefits as at January 1	40,556	31,061
Increases for positions related to the current year	3,213	2,908
Changes for positions taken in prior periods	3,066	2,161
Decrease related to statute limitations	—	(405)
Balance of unrecognized tax benefits as at September 30	46,835	35,725
The Company does not presently anticipate its uncertain tax positions will significantly increase in the next 12 months; however, this is dependent on the jurisdictions of the trading activity of its vessels. The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include legal advice as to applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.
18. Net Loss Per Share

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Net loss attributable to the shareholders of Teekay Corporation – basic and diluted	(198,178)	(12,005)	(321,920)	(60,884)
Weighted average number of common shares	100,784,683	100,435,045	100,697,251	99,412,381
Common stock and common stock equivalents	100,784,683	100,435,045	100,697,251	99,412,381
Loss per common share – basic and diluted	(1.97)	(0.12)	(3.20)	(0.61)

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The Company intends to settle the principal of the Convertible Notes in cash on conversion and calculates diluted earnings per share using the treasury-stock method. Stock-based awards and the conversion feature on the Convertible Notes that have an anti-dilutive effect on the calculation of diluted loss per common share, are excluded from this calculation. For the three and nine months ended September 30, 2019, options to acquire 6.1 million shares of Teekay Common Stock had an anti-dilutive effect on the calculation of diluted income per common share (three and nine months ended September 30, 2018 – 3.9 million). In periods where a loss attributable to shareholders of Teekay has been incurred, all stock-based awards and the conversion feature on the Convertible Notes are anti-dilutive.
19. Supplemental Cash Flow Information
Total cash, cash equivalents and restricted cash are as follows:

	September 30, 2019	December 31, 2018	September 30, 2018	December 31, 2017
	$	$	$	$
Cash and cash equivalents	293,361	424,169	385,352	445,452
Restricted cash – current	60,463	40,493	38,231	38,179
Restricted cash – non-current	38,932	40,977	34,880	68,543
	392,756	505,639	458,463	552,174

The Company maintains restricted cash deposits relating to certain term loans, collateral for cross currency swaps (see Note 16), leasing arrangements, project tenders and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs.

During the nine months ended September 30, 2019, the Company entered into new or extended operating leases, primarily for in-chartered vessels, which resulted in the recognition of additional operating lease right-of-use assets and operating lease liabilities of $47.6 million.

The associated sales of the Toledo Spirit and Teide Spirit by its owner during the nine months ended September 30, 2019 and 2018, respectively, resulted in the vessels being returned to their owner with the obligations related to finance lease being concurrently extinguished. As a result, the sales of the vessels and the concurrent extinguishment of the corresponding obligations related to finance lease of $23.6 million and $23.1 million for the nine months ended September 30, 2019 and 2018, respectively, were treated as non-cash transactions in the Company's unaudited consolidated statements of cash flows.

20. Subsequent Events

a)	In October 2019, Teekay LNG sold the Alexander Spirit conventional tanker for net proceeds of $11.5 million.

b)
In October 2019, Teekay Parent entered into an agreement with the Chestnut Joint Venture, a joint venture between Spirit Energy Ltd. and Dana Petroleum Ltd., to extend the employment of the Sevan Hummingbird FPSO on the Chestnut field in the North Sea until March 2023.

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and with Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2018. Included in our Annual Report on Form 20-F is important information about items that you should consider when evaluating our results, an explanation of our organizational structure, information about the types of contracts we enter into and certain non-GAAP measures we utilize to measure our performance. Unless otherwise indicated, references in this Report to “Teekay,” the “Company,” “we,” “us” and “our” and similar terms refer to Teekay Corporation and its subsidiaries.

Overview

Teekay Corporation (or Teekay) is an operational leader and project developer in the marine midstream space. Teekay provides a comprehensive set of marine services to the world's leading oil and gas companies. We have a 100% general partnership interest in one publicly-listed master limited partnership, Teekay LNG Partners L.P. (or Teekay LNG), and a controlling interest in publicly-listed Teekay Tankers Ltd. (or Teekay Tankers), and we directly own three floating production storage and offloading (or FPSO) units. Until May 2019, when we sold our remaining interest, we had a 49% general partnership interest and other equity and debt interests in another publicly-listed master limited partnership, Teekay Offshore Partners L.P. (or Teekay Offshore). Teekay and its subsidiaries, other than Teekay LNG and Teekay Tankers, are referred to herein as Teekay Parent.
ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in "Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2018.

RECENT DEVELOPMENTS AND RESULTS OF OPERATIONS

The following table (a) presents revenues and income (loss) from vessel operations for Teekay LNG, Teekay Tankers and Teekay Parent, and (b) reconciles these amounts to our unaudited consolidated financial statements. Please read "Item 1 – Financial Statements: Note 5 – Segment Reporting" for information about our lines of business and segments.

	Revenues				Income (Loss) from Vessel Operations
	Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended
	September 30,		September 30,		September 30,		September 30,
(in thousands of U.S. dollars)	2019	2018	2019	2018	2019	2018	2019	2018
Teekay LNG	149,655	123,336	452,459	360,957	71,611	46,998	215,649	82,645
Teekay Tankers	182,304	175,915	617,082	516,039	(4,873)	(2,166)	32,275	(24,002)
Teekay Parent	95,833	117,571	301,747	348,097	(197,127)	10,250	(222,618)	16,865
Elimination of intercompany (1)	(7,096)	(260)	(11,712)	(8,867)	—	—	—	—
Teekay Corporation Consolidated	420,696	416,562	1,359,576	1,216,226	(130,389)	55,082	25,306	75,508

(1)
During 2019, Teekay Tankers' ship-to-ship transfer business provided operational and maintenance services to Teekay LNG Bahrain Operations L.L.C., an entity wholly-owned by Teekay LNG, for the LNG receiving and regasification terminal in Bahrain. Also during 2019, the Magellan Spirit LNG carrier was chartered by Teekay LNG to Teekay Parent. During 2018, certain vessels were chartered by Teekay LNG to Teekay Parent.

SUMMARY
Teekay's consolidated income from vessel operations decreased to $25.3 million for the nine months ended September 30, 2019 compared to $75.5 million for the same period last year. The primary reasons for this decrease in our consolidated results are as follows:

•
a decrease in income from vessel operations in Teekay Parent of $239.5 million due to the write-downs of our three FPSO units, lower revenues from Teekay Parent's three FPSO units as a result of lower oil production, planned maintenance shutdowns on the Petrojarl Foinaven and Petrojarl Banff FPSO units, timing differences due to the adoption of Accounting Standards Codification (or ASC) 842 Leases in the first quarter of 2019, lower oil prices and the termination of contracts for managing drybulk entities, partially offset by a decrease in corporate expenses and by the redelivery of two in-chartered LNG carriers to Teekay LNG in 2018;

partially offset by

•
an increase in income from vessel operations in Teekay LNG of $133.0 million due to deliveries to Teekay LNG of the Magdala, Myrina, Megara, Bahrain Spirit, Sean Spirit and Yamal Spirit LNG carrier newbuildings between February 2018 and January 2019, the charter-in of the Magellan Spirit LNG carrier, the write-downs in 2018 of the Alexander Spirit, European Spirit and African Spirit conventional tankers and the Camilla Spirit, Cathinka Spirit, Napa Spirit and Pan Spirit multi-gas carriers and the Torben Spirit LNG carrier and the seven multi-gas carriers earning higher charter rates in 2019, partially offset by off-hire days of the Galicia Spirit and Madrid Spirit in the first nine months of 2019 for scheduled dry dockings and unscheduled repairs, net of the Catalunya Spirit being off-hire during the same period in 2018 for a scheduled dry docking; and

•
an increase in income from vessel operations in Teekay Tankers of $56.3 million due to higher average realized time-charter equivalent (or TCE) rates earned in the spot tanker market, improved results from the full service lightering (or FSL) and ship-to-ship (or STS) transfer businesses and the timing and scope of repairs and planned maintenance, partially offset by an increase in off-hire days and off-hire bunker expenses, an increase in amortization of new dry dockings with higher costs and completing the first dry dockings for various former Tanker Investments Ltd. (or TIL) vessels and a decrease due to the expiry of time-charter out contracts for various vessels which subsequently traded on spot voyages at lower average realized rates.

Teekay LNG

As at September 30, 2019, Teekay LNG’s liquefied gas fleet, including newbuildings, consists of a controlling interest in 24 LNG carriers and seven LPG/multi-gas carriers. In addition, Teekay LNG also has interests of 20% to 52% in 25 LNG carriers, 22 LPG/multi-gas carriers and one LNG regasification terminal under construction in Bahrain that are accounted for using the equity method.

Recent Developments in Teekay LNG
In October 2019, Teekay LNG sold the Alexander Spirit conventional tanker for net proceeds of $11.5 million.

During September 2019, Awilco exercised its option to extend the charters for the WilForce and WilPride by up to 60 days from December 31, 2019 to February 29, 2020. As such, Teekay LNG expects redelivery of the vessels to occur in the first quarter of 2020. On October 18, 2019, Awilco LNG ASA (or Awilco) announced publicly that their term sheets for the refinancing of the WilForce and WilPride were credit approved by a subsidiary of China Construction Bank. Based on these developments in the fourth quarter of 2019, Teekay LNG expects the vessels will be derecognized for accounting purposes and a lease receivable consisting of all remaining payments, including the remaining daily hire, the $31 million in aggregate of deferred hire and the aggregate vessel purchase price of $225 million, will be recognized concurrently. As a result, Teekay LNG expects no voyage revenues will be recognized in respect of these Awilco charters subsequent to September 2019, which is expected to result in lower quarterly revenues of approximately $6 million.

On September 25, 2019, the United States Government, by an Executive Order of the Department of the Treasury’s Office of Foreign Assets Control (or OFAC), imposed sanctions on COSCO Shipping Tanker (Dalian) Co., Ltd. (or COSCO Dalian). At the time, COSCO Dalian owned 50% of China LNG Shipping (Holdings) Limited (or CLNG). CLNG was not listed on the OFAC Order as a Specially Designated National or involved in any sanctioned activity, but by virtue of being 50%-owned by COSCO Dalian at the time, CLNG was designated as a “Blocked Person” under OFAC's deeming rules. CLNG, in turn, owns a 50% interest in Teekay LNG's Yamal LNG joint venture (or the Yamal LNG Joint Venture), which owns five on-the-water ARC7 LNG carriers and one ARC7 LNG carrier newbuilding. As a result of CLNG’s 50% interest, the Yamal LNG Joint Venture at the time also qualified as a “Blocked Person" under OFAC's deeming rules.

On October 21, 2019, the COSCO group completed an ownership restructuring on arms'-length terms pursuant to which its 50% interest in CLNG was transferred from COSCO Dalian to a non-sanctioned COSCO entity, which automatically resulted in CLNG and the Yamal LNG Joint Venture no longer being classified as a “Blocked Person” under OFAC's deeming rules. Teekay LNG does not expect any material financial impact from these resolved issues.

In August and November 2019, the Yamal LNG Joint Venture took delivery of its fourth and fifth ARC7 LNG carrier newbuildings, the Vladimir Voronin and the Georgiy Ushakov. Upon delivery, the vessels commenced their respective 26-to 27-year charter contracts with Yamal Trade Pte. Ltd. Teekay LNG has a 50% ownership interest in these vessels through its interest in the joint venture.

Operating Results – Teekay LNG
The following table compares Teekay LNG’s operating results, equity income and number of calendar-ship-days for its vessels for the three and nine months ended September 30, 2019 and 2018. Please read "Item 1 – Financial Statements: Note 5 – Segment Reporting" for information about our lines of business and segments.

(in thousands of U.S. Dollars, except calendar-ship-days)	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Revenues	149,655	123,336	452,459	360,957
Voyage expenses	(4,961)	(7,956)	(16,759)	(21,708)
Vessel operating expenses (1)	(27,321)	(26,021)	(80,879)	(87,207)
Time-charter hire expense	(5,336)	(1,690)	(14,007)	(1,690)
Depreciation and amortization	(34,248)	(32,238)	(103,712)	(91,299)
General and administrative expenses (1)(2)	(5,393)	(5,783)	(17,692)	(20,700)
Write-down of vessels	(785)	(2,201)	(785)	(53,863)
Restructuring charges	—	(449)	(2,976)	(1,845)
Income from vessel operations	71,611	46,998	215,649	82,645

Liquefied Gas Carriers	72,112	51,581	216,799	105,571
Conventional Tankers (3)	(501)	(4,583)	(1,150)	(22,926)
	71,611	46,998	215,649	82,645

Equity Income – Liquefied Gas Carriers	21,296	14,679	28,612	52,597

Calendar-Ship-Days (4)
Liquefied Gas Carriers	3,220	2,619	8,982	7,338
Conventional Tankers	92	368	296	1,131

(1)
Commencing in the fourth quarter of 2018, an adjustment was made to reclassify ship management cost recovery from general and administrative expenses to vessel operating expenses. The results of the three and nine months ended September 30, 2018 have been reclassified to conform to the presentation adopted in the fourth quarter of 2018.

(2)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the liquefied gas carriers and conventional tankers based on estimated use of corporate resources.

(3)	Further information on Teekay LNG’s conventional tanker results can be found in “Item 1 – “Financial Statements: Note 5 – Segment Reporting.”

(4)	Calendar-ship-days presented relate to consolidated vessels.

Income from vessel operations for Teekay LNG increased to $71.6 million and $215.6 million for the three and nine months ended September 30, 2019, respectively, compared to $47.0 million and $82.6 million in the same periods in the prior year, primarily as a result of:

•
an increase of $33.0 million for the nine months ended September 30, 2019 due to write-downs of the Napa Spirit, Camilla Spirit, Cathinka Spirit and Pan Spirit in the second quarter of 2018 as a result of Teekay LNG's evaluation of alternative strategies for these assets, the charter rate environment and the outlook for charter rates for these vessels at that time;

•
increases of $13.9 million and $41.4 million for the three and nine months ended September 30, 2019, respectively, due to the deliveries of the Sean Spirit, Bahrain Spirit and Yamal Spirit and commencement of their charter contracts;

•
increases of $4.8 million and $15.7 million for the three and nine months ended September 30, 2019, respectively, due to seven multi-gas carriers previously on bareboat charter contracts to wholly-owned subsidiaries of I.M. Skaugen SE (or Skaugen) being redelivered to Teekay LNG from Skaugen during 2017, which earned higher spot revenues and incurred lower operating expenses for the three and nine months ended September 30, 2019 compared to the same periods in the prior year;

•
increases of $3.3 million and $25.5 million for the three and nine months ended September 30, 2019, respectively, due to the deliveries of the Torben Spirit, Magdala, Myrina and Megara following the commencement of their charter contracts in 2018;

•
increases of $4.1 million and $21.8 million for the three and nine months ended September 30, 2019, respectively, primarily as a result of write-downs in 2018 of the Alexander Spirit, European Spirit and African Spirit and the sales of the Teide Spirit, European Spirit, African Spirit and Toledo Spirit in February 2018, October 2018, December 2018 and January 2019, respectively, partially offset by a write-down of the Alexander Spirit in the third quarter of 2019; and

•
increases of $4.3 million and $5.2 million for the three and nine months ended September 30, 2019, respectively, due to the Magellan Spirit being chartered in from the Teekay LNG-Marubeni Joint Venture since September 2018 and commencing its charter-out employment in October 2018;

partially offset by

•
decreases of $5.6 million and $9.6 million for the three and nine months ended September 30, 2019, respectively, due to the Madrid Spirit being off-hire for 20 days in the first quarter of 2019 and 62 days in the third quarter of 2019, the Galicia Spirit being off-hire for 37 days in the first quarter of 2019, and the impact of the depreciation of the Euro on Teekay LNG's Euro-denominated revenue, partially offset by the Catalunya Spirit being off-hire for 28 days in the second quarter of 2018 for a scheduled dry docking.

Equity income related to Teekay LNG’s liquefied gas carriers was $21.3 million and $28.6 million for the three and nine months ended September 30, 2019, respectively, compared to income of $14.7 million and $52.6 million for the same periods in the prior year. The changes were primarily as a result of:

•
increases of $7.3 million and $5.9 million for the three and nine months ended September 30, 2019, respectively, due to dry dock revenue recognition upon completion of drydock for the Meridian Spirit as a result of adoption of new leasing standards and higher charter rates earned for the Arwa Spirit and Marib Spirit in the third quarter of 2019 in Teekay LNG's 52%-owned investment in the LNG carriers relating to its Teekay LNG-Marubeni Joint Venture (or the MALT LNG Carriers);

•
decreases of $7.1 million and $31.8 million for the three and nine months ended September 30, 2019, respectively, due to mark-to-market changes for derivative instruments, resulting in the recognition of in the three and nine months ended September 30, 2019 compared to unrealized gains in the same periods in 2018;

•
a decrease of $5.7 million for the nine months ended September 30, 2019 due to a gain on the sale of Teekay LNG's interest in its 50%-owned joint venture with Exmar NV (or the Excelsior Joint Venture) recorded in the first quarter of 2018 and lower earnings due to such sale;

•
increases of $4.0 million and $6.7 million for the three and nine months ended September 30, 2019, respectively, due to the deliveries of the Pan Americas, Pan Europe, Pan Africa, Bahrain Spirit, Rudolf Samoylovich, Nikolay Yevgenov, and Valdimir Voronin following the commencement of their charter contracts in 2018 and 2019; and

•
increases of $2.3 million and $0.9 million for the three and nine months ended September 30, 2019, respectively, due to higher fixed and spot rates earned in Teekay LNG's 50%-ownership interest in Exmar LPG BVBA (or the Exmar LPG Joint Venture) compared to the same periods in 2018.

Teekay Tankers
As at September 30, 2019, Teekay Tankers owned 56 double-hulled conventional oil and product tankers, time chartered-in four Aframax and two LR2 tankers, and owned a 50% interest in one Very Large Crude Carrier (or VLCC).

Recent Developments in Teekay Tankers
In October 2019, Teekay Tankers entered into time charter-out contracts for two Suezmax tankers with one-year terms at an average daily rate of $38,250 and a time charter-out contract for one Suezmax tanker with a ten-month term at a daily rate of $35,950.

In the second quarter of 2019, Teekay Tankers entered into a time charter-in contract for one Aframax tanker for a firm period of two years at a daily rate of $21,000 with an option period of one year at $22,000 per day. The vessel was delivered to Teekay Tankers during the third quarter of 2019 and has been trading in the Aframax revenue sharing arrangement (or RSA).

In June 2019, the charterer of one Suezmax vessel exercised its one-year option period at a daily rate of $22,750. The option period commenced in August 2019.

Operating Results – Teekay Tankers
The following table compares Teekay Tankers’ operating results, equity income and number of calendar-ship-days for its vessels for the three and nine months ended September 30, 2019 and 2018.

(in thousands of U.S. Dollars, except calendar-ship-days)	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
Revenues	182,304	175,915	617,082	516,039
Voyage expenses	(87,726)	(83,048)	(277,733)	(249,974)
Vessel operating expenses	(48,539)	(52,161)	(156,726)	(157,808)
Time-charter hire expense	(10,637)	(4,317)	(30,877)	(14,697)
Depreciation and amortization	(31,536)	(29,595)	(92,059)	(88,598)
General and administrative	(8,739)	(8,747)	(27,412)	(27,939)
Gain on sale of vessels	—	—	—	170
Restructuring charges	—	(213)	—	(1,195)
(Loss) income from vessel operations	(4,873)	(2,166)	32,275	(24,002)

Equity income (loss)	68	(359)	652	265

Calendar-Ship-Days (1)
Conventional Tankers	5,637	5,329	16,678	15,909

(1)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.
Tanker Market
Crude tanker spot rates declined during the third quarter of 2019 compared to the second quarter of 2019. This was primarily due to reduced refinery throughput as a result of extended seasonal maintenance to prepare for the implementation of IMO 2020, high tanker fleet growth through the first nine months of 2019, and the impact of continued OPEC oil supply cuts.

Crude tanker spot rates started firming in September 2019 on the back of tighter market fundamentals prior to spiking in late-September and into October 2019 to the highest level since the peak of the "super-cycle" in 2008. The recent volatility in crude tanker spot rates has been driven by a combination of firm underlying supply and demand fundamentals and a series of other events, which have significantly increased tanker fleet utilization. Factors that have driven tanker fleet utilization higher include:

•
Increase in global refinery throughput – According to the International Energy Agency, global refinery throughput is expected to increase by 0.6 million barrels per day (mb/d) quarter-on-quarter in the fourth quarter of 2019, and by 1.1 mb/d year-on-year. This could be further supported by the upcoming IMO 2020 regulations and the need for refiners to increase throughput in order to produce sufficient low sulphur fuel for the marine bunker market.

•
Increase in crude tanker tonne-miles as a result of longer voyage distances – This has been primarily due to an increase in crude oil movements from the Atlantic basin to Asia, driven by the rise in U.S. crude oil exports. U.S. crude oil exports have averaged 2.9 mb/d in 2019 year-to-date vs. 2.0 mb/d in 2018 and are expected to rise further as new pipeline capacity is brought online linking the Permian basin to the U.S. Gulf coast. In October 2019, U.S. crude oil exports have been averaging 3.4 mb/d as a result of new pipeline capacity coming online, including the Cactus II and EPIC pipelines which began operations in the third quarter of 2019.

•
Geopolitical instability in the Middle East region – Following the attacks on Saudi Arabian oil infrastructure on September 14, 2019, Asian buyers have been diversifying their sources of oil supply away from the Middle East, which has further added to the increase in crude oil movements from West to East.

•
Increase in floating storage as a result of IMO 2020 – More than 20 VLCCs are currently being used to store compliant fuels ahead of the new regulations coming into force on January 1, 2020, particularly off Singapore. This is tying up a significant portion of the VLCC fleet and tightening available fleet supply.

•
Slowdown in tanker fleet growth – Global fleet growth in the first nine months of the year was relatively high with net fleet growth of 28 million deadweight tonnes (mdwt), or 4.7%. This pace of growth is set to slow considerably with just 7 mid-size tankers scheduled to deliver in the remainder of the year and 44 vessels scheduled to deliver in 2020 (versus 75 deliveries in the first nine months of 2019). As a result, we estimate that global tanker fleet growth will fall to approximately 2% in 2020 versus expected growth of 5% in 2019.

•
Drydocking of ships for scrubber installation – Recent weeks have seen an increase in the number of vessels in the global fleet heading into drydock for the installation of scrubbers ahead of IMO 2020, peaking at close to 9 mdwt of capacity during the third quarter of 2019. This has further reduced available fleet supply, and will continue to do so in the coming weeks as ship owners look to install scrubbers ahead of the January 1, 2020 implementation date.

These factors have significantly tightened the crude tanker supply / demand balance with the consequence that any near-term disruptions are likely to give rise to significant tanker rate volatility. This point was evidenced at the start of October 2019 when U.S. sanctions on two subsidiaries of leading Chinese state-owned shipping and logistics company COSCO removed up to 50 VLCCs from the spot tanker market and charterers scrambled for replacement tonnage. This led to an extremely sharp spike in crude spot tanker rates in a very short period of time. Crude spot tanker rates have since come off the extreme highs, but remain at firm levels compared to the third quarter of 2019. This illustrates that the tanker market is very tight at the moment and that periods of rate volatility can be expected in the coming months, particularly during the winter when weather-related vessel delays are typical.

Given the above, the tanker market fundamentals are expected to be strong through the upcoming winter months and into 2020 on the back of firm tanker tonne-mile demand, low fleet growth over the next two years, and supportive near-term factors, including the impact of IMO 2020 and geopolitical factors.

Loss from vessel operations was $4.9 million for the three months ended September 30, 2019 compared to $2.2 million for the same period in the prior year, primarily as a result of:

•	a decrease of $2.3 million due to the expiry of Teekay Tankers' time-charter out contracts for various vessels which subsequently traded on spot voyages at lower average realized rates;

•	a decrease of $2.1 million primarily due to the amortization of first dry dockings for various former TIL vessels subsequent Teekay Tankers' acquisition of TIL in late 2017;

•	a decrease of $1.9 million due to a higher number of off-hire days and higher off-hire bunker expenses compared to the same period in the prior year; and

•
a decrease of $1.6 million due to lower net results from Teekay Tankers' FSL business resulting from a decrease in both voyage days and spot rates and lower net results from STS transfer business resulting from fewer operations and the completion of one LNG terminal management contract in early 2019;

partially offset by

•
an increase of $4.7 million due to higher overall average realized spot tanker rates earned by Teekay Tankers' Suezmax, Aframax and LR2 product tankers during 2019 compared to the same period in the prior year; and

•	an increase of $2.0 million due to the timing and scope of repairs and planned maintenance compared to the same period in the prior year.
Income from vessel operations was $32.3 million for the nine months ended September 30, 2019 compared to a loss from vessel operations of $24.0 million for the same period in the prior year, primarily as a result of:

•	an increase of $66.4 million due to higher overall average realized spot tanker rates earned by Teekay Tankers' Suezmax, Aframax and LR2 product tankers;

•
an increase of $6.4 million due to improved net results from Teekay Tankers' FSL activities due to more voyage days and higher spot rates and improved net results from Teekay Tankers' STS transfer business due to the contract to provide LNG STS transfer support and equipment rental in Norway;

•	an increase of $2.4 million due to the timing and scope of repairs and planned maintenance; and

•	an increase of $1.2 million related to the termination of certain employees in the STS transfer segment as a result of the reorganization of that segment in the prior year;
partially offset by

•	a decrease of $12.7 million due to a higher number of off-hire days related to dry dockings and higher off-hire bunker expenses compared to the same period in the prior year;

•	a decrease of $4.2 million due to the amortization of first dry dockings for various former TIL vessels subsequent to Teekay Tankers' acquisition of TIL in late 2017; and

•	a decrease of $3.4 million due to the expiry of Teekay Tankers' time-charter out contracts for various vessels which subsequently traded on spot voyages at lower average realized rates.

Teekay Parent
As at September 30, 2019, Teekay Parent had direct interests in three 100%-owned operating FPSO units, and in-chartered two shuttle tankers and one FSO unit from Teekay Offshore, all of which are included in Teekay Parent’s Offshore Production business. In addition, included in Teekay Parent’s Other and Corporate G&A segment is one FSO unit in-chartered from Teekay Offshore, one chartered-in LNG unit owned by Teekay LNG, and one bunker barge in-chartered from a third party. Teekay Parent redelivered one FSO unit to Teekay Offshore in April 2019 and two in-chartered LNG carriers to Teekay LNG in March 2018 and May 2018, respectively.

Recent Developments in Teekay Parent

In October 2019, Teekay Parent entered into a further contract extension to extend the employment of the Sevan Hummingbird FPSO in the North Sea until March 2023. The new Sevan Hummingbird FPSO contract took effect on October 1, 2019 and is based on a fixed charter rate instead of the previous fixed charter rate plus oil production/price tariff.

During the first and third quarters of 2019, Teekay Parent took impairment charges in respect of all three of its FPSO-related assets. Substantially all of the $178.3 million impairment in the nine months ended September 30, 2019 relates to the write-down of two of Teekay Parent’s FPSO units. Teekay Parent made changes to its expected cash flows from the two FPSO units based on recent discussions with potential buyers about the possible sale of the units and with existing charterers about contract extensions. This led to the write-down of one unit to its estimated fair value, based on the expected sales price, and a write-down of the other unit to its estimated fair value, using a discounted cash flow approach based on the terms of the existing contract and expectations about future contract extensions and potential sale of the unit.

Operating Results – Teekay Parent

The following tables compare Teekay Parent’s operating results, equity (loss) income and the number of calendar-ship-days for its vessels for the three and nine months ended September 30, 2019 and 2018.

(in thousands of U.S. Dollars, except calendar-ship-days)	Offshore		Other and		Teekay Parent
	Production		Corporate G&A		Total
	Three Months Ended September 30,
	2019	2018	2019	2018	2019	2018
Revenues	44,558	71,583	51,275	45,988	95,833	117,571
Voyage expenses	(9)	(200)	—	117	(9)	(83)
Vessel operating expenses	(43,179)	(36,545)	(40,427)	(41,330)	(83,606)	(77,875)
Time-charter hire expense	(9,617)	(11,566)	(10,588)	(3,392)	(20,205)	(14,958)
Depreciation and amortization	(7,811)	(8,032)	(38)	(102)	(7,849)	(8,134)
General and administrative expenses (1)	(3,357)	(2,335)	(2,720)	(3,785)	(6,077)	(6,120)
Asset impairments	(175,000)	—	—	—	(175,000)	—
Restructuring charges	—	—	(214)	(151)	(214)	(151)
(Loss) income from vessel operations	(194,415)	12,905	(2,712)	(2,655)	(197,127)	10,250

Equity (loss) income	—	(204)	—	128	—	(76)

Calendar-Ship-Days (2)
FPSO Units	276	276	—	—	276	276
Gas Carriers	—	—	92	—	92	—
FSO Units	92	92	92	184	184	276
Shuttle Tankers	140	184	—	—	140	184

(in thousands of U.S. Dollars, except calendar-ship-days)	Offshore		Other and		Teekay Parent
	Production		Corporate G&A		Total
	Nine Months Ended September 30,
	2019	2018	2019	2018	2019	2018
Revenues (3)	151,824	203,982	149,923	144,115	301,747	348,097
Voyage expenses	(27)	(580)	—	9	(27)	(571)
Vessel operating expenses	(121,333)	(110,108)	(122,270)	(118,979)	(243,603)	(229,087)
Time-charter hire expense	(32,231)	(34,568)	(20,205)	(19,487)	(52,436)	(54,055)
Depreciation and amortization	(23,658)	(25,219)	(160)	(122)	(23,818)	(25,341)
General and administrative expenses (1)	(9,206)	(8,179)	(10,119)	(12,974)	(19,325)	(21,153)
Asset impairments	(178,328)	—	—	—	(178,328)	—
Restructuring charges (3)	—	—	(6,828)	(1,025)	(6,828)	(1,025)
(Loss) income from vessel operations	(212,959)	25,328	(9,659)	(8,463)	(222,618)	16,865

Equity loss	—	(213)	—	(1,785)	—	(1,998)

Calendar-Ship-Days (2)
FPSO Units	819	819	—	—	819	819
Gas Carriers	—	—	123	185	123	185
FSO Units	273	273	385	546	658	819
Shuttle Tankers	502	546	—	—	502	546

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore production, and other and corporate G&A based on estimated use of corporate resources.

(2)	Apart from three FPSO units in 2019 and 2018, all remaining calendar-ship-days presented relate to in-chartered vessels.

(3)
Restructuring charges for the nine months ended September 30, 2019 included approximately $6.5 million related to severance costs resulting from the termination of certain management services contracts in Teekay Parent, which were fully recovered from the customer and such recovery is included in revenues.

Teekay Parent – Offshore Production
Loss from vessel operations for Teekay Parent’s Offshore Production business was $194.4 million and $213.0 million for the three and nine months ended September 30, 2019, respectively, compared to income from vessel operations of $12.9 million and $25.3 million for the same periods in the prior year. The changes were primarily as a result of:

•
decreases of $175.0 million and $178.3 million for the three and nine months ended September 30, 2019, respectively, due to impairments of Teekay Parent's three FPSO assets in the first and third quarters of 2019.

•
decreases of $17.8 million and $28.0 million for the three and nine months ended September 30, 2019, respectively, related to the Petrojarl Banff FPSO unit, primarily due to an increase in shutdown days, timing differences in revenue recognition due to the adoption of ASC 842 Leases in 2019, lower oil prices and a lower day rate commencing in 2019;

•
decreases of $10.3 million and $23.9 million for the three and nine months ended September 30, 2019, respectively, related to the Petrojarl Foinaven FPSO unit, primarily due to lower production, increase in shutdown days, and timing differences in revenue recognition due to the adoption of ASC 842 Leases in 2019; and

•
decreases of $4.2 million and $8.2 million for the three and nine months ended September 30, 2019, respectively, related to the Sevan Hummingbird FPSO unit, primarily due to lower tariff revenue earned in 2019 as a result of lower oil prices and lower production.

Teekay Parent – Other and Corporate G&A
Loss from vessel operations for Teekay Parent’s Other and Corporate G&A segment was $2.7 million and $9.7 million for the three and nine months ended September 30, 2019, respectively, compared to losses from vessel operations of $2.7 million and $8.5 million in the same periods in the prior year. The increase in loss for the nine months ended September 30, 2019 was primarily due to the termination of contracts for managing drybulk vessels, partially offset by a decrease in corporate expenses and the redelivery of the two in-chartered LNG carriers to Teekay LNG in 2018.

Teekay Parent – Equity Loss

Equity income was $nil for both the three and nine months ended September 30, 2019, compared to equity losses of $0.1 million and $2.0 million, for the three and nine months ended September 30, 2018, respectively. The change was primarily due to the sale of Teekay Parent's 50% ownership interest in KT Maritime Services Australia Pty Ltd in April 2018.
Equity-Accounted Investment in Teekay Offshore
In May 2019, we sold to Brookfield all of our remaining interests in Teekay Offshore, which included our 49% general partner interest, common units, warrants, and an outstanding $25 million loan from us to Teekay Offshore, for total proceeds of $100 million.

Subsequent to the deconsolidation of Teekay Offshore in September 2017 and prior to the sale in May 2019 of our remaining interests in Teekay Offshore to Brookfield, we accounted for our investment in Teekay Offshore's general partner and common units using the equity method. For the period from January 1, 2019 to May 8, 2019 we recognized an equity loss in respect of Teekay Offshore of $3.1 million (three and nine months ended September 30, 2018 – equity losses of $0.5 million and $9.2 million, respectively). We wrote-down our investment in Teekay Offshore by $64.9 million and recognized a loss on sale of $8.9 million in equity loss for the nine months ended September 30, 2019.
Other Consolidated Operating Results
The following table compares our other consolidated operating results for the three and nine months ended September 30, 2019 and 2018:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in thousands of U.S. dollars)	2019	2018	2019	2018
	$	$	$	$
Interest expense	(67,707)	(67,343)	(211,583)	(181,494)
Interest income	1,485	2,103	6,407	5,875
Realized and unrealized (losses) gains on non-designated derivative instruments	(1,924)	(2,168)	(18,311)	17,981
Foreign exchange gain (loss)	5,628	3,553	(2,853)	16,104
Loss on deconsolidation of Teekay Offshore	—	—	—	(7,070)
Other loss	(1,424)	(2,400)	(12,495)	(2,795)
Income tax expense	(3,091)	(4,334)	(11,531)	(17,197)
Interest Expense. Interest expense increased to $67.7 million and $211.6 million for the three and nine months ended September 30, 2019, respectively, from $67.3 million and $181.5 million for the same periods in the prior year, primarily due to:

•
increases of $5.4 million and $26.4 million for the three and nine months ended September 30, 2019, respectively, relating to interest incurred by Teekay LNG on the debt and obligations related to the deliveries of the Myrina, Megara, Bahrain Spirit, Sean Spirit and Yamal Spirit LNG carriers;

•
increases of $1.1 million and $8.0 million for the three and nine months ended September 30, 2019, respectively, primarily due to the additional interest expense incurred by Teekay Tankers with respect to three sale-leaseback transactions completed in September 2018, November 2018 and May 2019.

•
increases of $1.0 million and $5.4 million for the three and nine months ended September 30, 2019, respectively, due to decreases in capitalized interest in Teekay LNG as a result of vessels delivered during 2018 and 2019; and

•
an increase of $2.0 million for the nine months ended September 30, 2019 relating to Teekay LNG's write-off of debt issuance costs upon completion of debt refinancing in January 2019 of the Sean Spirit;

partially offset by

•
net decreases of $4.5 million and $9.4 million for the three and nine months ended September 30, 2019, respectively, as a result of the repurchase of the 8.5% senior notes (or the 2020 Notes), partially offset by an increase in debt issuance cost amortization and the higher interest rate for the 9.25% senior secured notes due November 2022 (or the 2022 Notes) issued by Teekay Parent in May 2019; and

•
decreases of $1.0 million and $3.5 million for the three and nine months ended September 30, 2019, respectively, relating to interest incurred by Teekay Parent in 2018 as a result of the prepayment of the outstanding amounts under one revolving credit facility and lower debt issuance cost amortization in 2019 on an amendment of another revolving credit facility.

Realized and unrealized gains (losses) on non-designated derivative instruments. For the nine months ended September 30, 2019 and 2018, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $1.1 billion and $1.3 billion, respectively, with average fixed rates of approximately 3.0% and 2.9%, respectively. Short-term variable benchmark interest rates during these periods were generally less than 3.0% and, as such, we incurred realized losses of $2.2 million and $5.7 million during the three and nine months ended September 30, 2019, respectively, compared to realized losses of $2.7 million and $11.5 million for the same periods in the prior year under the interest rate swap agreements.
Primarily as a result of significant changes in the long-term benchmark interest rates during the three and nine months ended September 30, 2019, compared with the same periods in 2018, we recognized unrealized losses of $0.6 million and $14.8 million in the three and nine months ended September 30, 2019, respectively, compared to unrealized gains of $19.7 million and $44.2 million for the same periods in the prior year under the interest rate swap agreements.
During the period from January 1, 2019 to May 8, 2019, we recognized an unrealized gain of $26.9 million on all the warrants held by Teekay to purchase common units of Teekay Offshore (or the Warrants) and as a result of the sale of the Warrants to Brookfield, we recognized a realized loss of $25.6 million during the same period. During the three and nine months ended September 30, 2018, we recognized unrealized losses of $5.4 million and $0.8 million, respectively, on the Warrants. Please read “Item 1 – Financial Statements: Note 13 – Financial Instruments.”
Foreign Exchange Gain (Loss). Foreign currency exchange gain was $5.6 million and a loss of $2.9 million, respectively, for the three and nine months ended September 30, 2019, compared to gains of $3.6 million and $16.1 million, respectively, for the same periods in the prior year. Our foreign currency exchange gains and losses, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans, finance leases and restricted cash for financial reporting purposes and the realized losses on our cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. For the three and nine months ended September 30, 2019, foreign currency exchange gains (losses) include realized losses of $1.4 million (2018 – $1.7 million) and $4.0 million (2018 – $4.9 million), respectively, and unrealized losses of $23.8 million (2018 – gains of $44.0 million) and $25.8 million (2018 – gains of $49.7 million), respectively, on our cross currency swaps, realized losses on maturity and termination of cross-currency swaps of $nil (2018 – $42.3 million) and $nil (2018 – $42.3 million), respectively, and unrealized gains of $22.2 million (2018 – $0.7 million) and $17.7 million (2018 – loss of $1.9 million), respectively, on the revaluation of our NOK-denominated debt.
Loss on deconsolidation of Teekay Offshore. During the nine months ended September 30, 2018, we recognized a loss of $7.1 million on the deconsolidation of Teekay Offshore. Please read “Item 1 – Financial Statements: Note 4 – Related Party Transactions".
Other loss. Other loss for the three and nine months ended September 30, 2019 was $1.4 million and $12.5 million, respectively, compared to other loss of $2.4 million and $2.8 million for the three and nine months ended September 30, 2018, respectively. Other loss for the nine months ended September 30, 2019 was primarily due to losses on the repurchase of 2020 Notes.
Income Tax Expense. Income tax expense was $3.1 million and $11.5 million for the three and nine months ended September 30, 2019, respectively, compared to $4.3 million and $17.2 million for the same periods in the prior year. The decrease for the three and nine months ended September 30, 2019 compared to the same periods in the prior year was primarily due to decreases in freight tax accruals in 2019.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
Teekay Corporation – Consolidated
Overall, our consolidated operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity and debt securities (primarily by our publicly-traded subsidiaries) and cash generated from operations. In addition, we may use sale and leaseback arrangements as a source of long-term liquidity. We use certain of our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under revolving credit facilities. As at September 30, 2019, Teekay Corporation’s total consolidated cash and cash equivalents were $293.4 million, compared to $424.2 million at December 31, 2018. Teekay Corporation’s total consolidated liquidity, including cash, cash equivalents, undrawn credit facilities and the undrawn portion of a loan, which is determined based on certain borrowing criteria, to finance Teekay Tankers' pool management operations, was $607.0 million as at September 30, 2019 and $724.7 million as at December 31, 2018.

Our revolving credit facilities and term loans are described in “Item 1 – Financial Statements: Note 10 – Long-Term Debt.” They contain covenants and other restrictions typical of debt financing secured by vessels that restrict our ship-owning subsidiaries from, among other things: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into new lines of business.

Our long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and five of our loan agreements require the maintenance of vessel market value to loan ratios. As at September 30, 2019, these vessel market value to loan ratios ranged from 136% to 243% compared to their minimum required ratios of 115% to 135%. Our long-term debt agreements contain other covenants that are discussed in this section and “Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2018. As of the date these unaudited consolidated financial statements were issued, the Company is in compliance with all covenants under its credit facilities and other long-term debt.

The indenture that governs our 2022 Notes (further described in the Teekay Parent section below) contains covenants that, among other things, restrict our and the guarantors’ ability to: incur additional indebtedness and guarantee indebtedness; pay dividends or make other distributions or repurchase or redeem our equity interests; prepay, redeem or repurchase certain debt; issue certain preferred stock or similar equity securities; make investments; sell assets; incur liens, including the granting of any lien on any of the 2022 Note collateral, or further pledging any of the 2022 Note collateral as security, subject to permitted liens; enter into transactions with affiliates; and consolidate, merge or sell all or substantially all of our assets. The indenture also provides that under specific circumstances we may be required to offer to use all or a portion of the net proceeds of sales of our FPSO units or sales of Class B common stock of Teekay Tankers consummated prior to a specified date to repurchase 2022 Notes at a premium. The indenture further provides that we may be required, under certain circumstances, to offer to use all or a portion of the net proceeds of certain asset sales (other than a sale of an FPSO unit or shares of Class B common stock of Teekay Tankers prior to the specified date) to repurchase 2022 Notes.

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, cross currency and interest rate swaps and forward freight agreements to manage currency, interest rate and spot tanker rates. In addition, the charter contract for the Petrojarl Banff FPSO unit includes an incentive compensation component based on production and oil price. The charter contract for the Sevan Hummingbird FPSO unit included an incentive compensation component based on production and oil price until October 1, 2019, at which time the new contract based on a fixed charter rate took effect. The Petrojarl Foinaven FPSO unit’s charter contract also includes incentives based on total oil production for the year, certain operational measures, and the average annual oil price. As a result, changes in oil prices impact Teekay Parent's incentive compensation under these contracts and may negatively impact its liquidity and future revenues if oil prices fall below current levels.

Teekay Parent
Teekay Parent primarily owns an equity ownership interest in the Daughter Entities, 100% ownership interests in the general partner and incentive distribution rights relating to Teekay LNG and three FPSO units, provides management services to the Daughter Entities, Teekay Offshore and other third-parties, and in-charters a small number of vessels. Teekay Parent’s primary short-term liquidity needs are the payment of operating expenses, debt servicing costs and scheduled repayments of long-term debt, as well as funding its other working capital requirements. Teekay Parent’s primary sources of liquidity are cash and cash equivalents, cash flows provided by operations, dividends/distributions and management fees received from the Daughter Entities and other investments, its undrawn credit facilities and proceeds from the sale of vessels to external parties (and in the past, to Teekay LNG, Teekay Tankers and Teekay Offshore). As at September 30, 2019, Teekay Parent’s total cash and cash equivalents was $73.8 million, compared to $220.7 million at December 31, 2018. Teekay Parent’s total liquidity, including cash, cash equivalents and undrawn credit facilities, was $182.8 million as at September 30, 2019, compared to $333.4 million as at December 31, 2018.

In May 2019, Teekay Parent sold to Brookfield all of its remaining interests in Teekay Offshore for $100 million, which included, among other things, a $25 million loan. We recognized a write-down of our investment in Teekay Offshore of $64.9 million and a loss on sale of $8.9 million upon completion of the transaction in 2019.

In May 2019, Teekay Parent completed a private offering of $250 million in aggregate principal amount of the 2022 Notes. The 2022 Notes are guaranteed on a senior secured basis by certain of our subsidiaries and are secured by first-priority liens on two of our FPSO units, a pledge of the equity interests of our subsidiary that owns all of our common units of Teekay LNG and all of our Class A common shares of Teekay Tankers and a pledge of the equity interests in our subsidiaries that own Teekay Parent's three FPSO units.

During the first quarter of 2019, Teekay Parent repurchased $10.9 million in aggregate principal amount of its 2020 Notes. In April 2019, Teekay Parent commenced a cash tender offer (or the Offer) to purchase any and all of the 2020 Notes for cash consideration of $1,032.50 (for notes tendered in the early tender period) or $982.50 (for notes tendered after the early tender period) per $1,000 in principal amount of 2020 Notes. In May 2019, Teekay Parent completed the Offer and purchased $460.9 million in aggregate principal amount of the 2020 Notes. Teekay Parent funded the Offer with a combination of the net proceeds from its issuance of 2022 Notes, the proceeds from the 2019 Brookfield Transaction, and our existing cash. We recognized a loss of $10.7 million on the repurchase of the 2020 Notes in the second quarter of 2019. For more information, please read "Item 1 – Financial Statements: Note 10 – Long-Term Debt."

In connection with the offering of the 2022 Notes and the Offer, our Board of Directors approved the elimination of the quarterly dividend on Teekay’s common stock commencing with the quarter ended March 31, 2019.

In April 2019, Teekay filed a continuous offering program (or COP) under which Teekay may issue shares of its common stock, at market prices up to a maximum aggregate amount of $63.0 million. No shares of common stock have been issued under this COP as of September 30, 2019.

Teekay Parent's equity margin revolving credit facility provides for aggregate potential borrowings of up to $150 million, is secured by common units of Teekay LNG and shares of Class A common stock of Teekay Tankers that are owned by Teekay Parent and matures in 2020. As of September 30, 2019, Teekay Parent did not have any amounts drawn on Teekay Parent's equity margin revolving credit facility and had $109.0 million available to be drawn based on the value of the collateral as of that date.

Teekay Parent has guaranteed obligations of Teekay Tankers pursuant to certain of its credit facilities. As at September 30, 2019, the aggregate outstanding balance on such credit facilities was $150.4 million.

We believe that Teekay Parent’s existing cash and cash equivalents and undrawn long-term borrowings following the 2019 transactions described above, in addition to all other sources of cash including cash from operations, will be sufficient to meet its existing liquidity needs for at least the next 12 months.

Teekay LNG
Teekay LNG's primary liquidity needs for the remainder of 2019 through 2020 include payment of operating expenditures and contractual commitments related to long-term debt and obligations related to finance leases, committed capital expenditures, its quarterly distributions and common unit repurchases Teekay LNG may undertake. Teekay LNG anticipates that its primary sources of funds for its short-term liquidity needs will be cash flows from operations, proceeds from debt financings and dividends that it expects to receive from its equity-accounted joint ventures.

Teekay LNG's remaining liquidity needs include the requirement to refinance certain of its loan facilities and bonds maturing during 2020. Teekay LNG already has committed debt financing in place for all of its existing growth projects.

As at September 30, 2019, Teekay LNG's consolidated cash and cash equivalents were $142.9 million, compared to $149.0 million at December 31, 2018. Teekay LNG's total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $329.1 million as at September 30, 2019, compared to $324.6 million as at December 31, 2018.

As at September 30, 2019, Teekay LNG had a working capital deficit of $279.6 million. This working capital deficit primarily arose from $390.6 million of long-term debt being classified as current at September 30, 2019 relating to scheduled maturities and repayments in the 12 months following September 30, 2019. Scheduled maturities include $161.6 million under credit facilities maturing in June 2020 and $109.9 million for Teekay LNG's NOK bonds maturing in May 2020. Teekay LNG expects to repay the $161.6 million of credit facilities due in June 2020 with the proceeds from the sale of two LNG carriers, which the existing charterer is obligated to purchase during the first quarter of 2020. Teekay LNG expects to manage its remaining working capital deficit primarily with net operating cash flow and dividends from its equity-accounted joint ventures, debt refinancings, and, to a lesser extent, existing undrawn revolving credit facilities. As at September 30, 2019, Teekay LNG had available liquidity from undrawn revolving credit facilities of $186.2 million.

Teekay LNG also guarantees its proportionate share of certain loan facilities and obligations on interest rate swaps for its equity-accounted joint ventures for which the aggregate principal amount of the loan facilities and fair value of the interest rate swaps as at September 30, 2019 was $1.3 billion. As of the date these consolidated financial statements were issued, Teekay LNG's equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that Teekay LNG guarantees.

In September 2019, Teekay LNG exercised its purchase option to re-acquire the Torben Spirit from the original bank lessor for $113 million. Concurrently, Teekay LNG entered into a new sale-leaseback agreement, whereby Teekay LNG sold the vessel to a third party for $159 million and leased the vessel back for a period of 7.5 years, after which Teekay LNG is required to repurchase the vessel.

In December 2018, Teekay LNG announced that its General Partner's Board of Directors had authorized a common unit repurchase program for the repurchase of up to $100 million of Teekay LNG's common units. During the three and nine months ended September 30, 2019, Teekay LNG repurchased 0.9 million common units and 1.9 million common units, respectively, for $13.4 million and $25.2 million, respectively, and associated 2% general partnership interest of $0.3 million and $0.5 million, respectively. As at November 26, 2019, the maximum dollar value of units that may yet be purchased under the program is approximately $71.1 million.

As part of its balanced capital allocation strategy, Teekay LNG increased its quarterly cash distributions on common units by 36% in 2019 from $0.14 per common unit to $0.19 per common unit commencing with the quarterly distribution paid in May 2019. In addition, Teekay LNG intends to increase its quarterly distributions by 32% to $0.25 per common unit commencing with the first quarter of 2020 quarterly distributions payable in May 2020.

Teekay LNG believes that its existing cash and cash equivalents and undrawn long-term borrowings, in addition to other sources of cash including cash from operations and dividends from its equity accounted joint ventures, will be sufficient to meet its existing liquidity needs for at least the next 12 months.

Teekay Tankers
Teekay Tankers' primary sources of liquidity are cash and cash equivalents, cash flows provided by its operations, its undrawn credit facilities, and capital raised through financing transactions. As at September 30, 2019, Teekay Tankers' total consolidated cash and cash equivalents were $76.7 million, compared to $54.9 million at December 31, 2018. Teekay Tankers' cash balance as at September 30, 2019 increased primarily as a result of higher net operating cash flow, partially offset by net prepayments on its long-term debt. Teekay Tankers' total liquidity, including cash, cash equivalents and undrawn credit facilities that was determined on certain borrowing criteria was $95.1 million as at September 30, 2019, compared to $66.7 million as at December 31, 2018. In May 2019, Teekay Tankers completed a $63.7 million sale-leaseback financing transaction for two of its Suezmax tankers. Proceeds from the sale-leaseback transaction were used to prepay a portion of one of Teekay Tankers' loan facilities.

In November 2019, Teekay Tankers made the determination to transition away from its previous formulaic dividend policy, which was based on a payout of 30 to 50 percent of its quarterly adjusted net income, to primarily focus on building net asset value through balance sheet delevering and reducing its cost of capital.

Teekay Tankers anticipates that its primary sources of funds for its short-term liquidity needs will be cash flows from operations based on an expected tanker market recovery, existing cash and cash equivalents and undrawn short-term and long-term borrowings, which Teekay Tankers believes will be sufficient to meet its existing liquidity needs for at least the next 12 months.

Teekay Tankers' short-term charters and spot market tanker operations contribute to the volatility of its net operating cash flow, and thus impact its ability to generate sufficient cash flows to meet its short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Cash Flows
The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

(in thousands of U.S. Dollars)	Nine Months Ended September 30,
	2019	2018
	$	$
Net operating cash flows	256,126	84,413
Net financing cash flows	(328,125)	406,193
Net investing cash flows	(40,884)	(584,317)

Operating Cash Flows
Our consolidated net cash flow from operating activities fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of dry-docking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates. In addition, the production performance of certain of our FPSO units that operate under contracts with a production-based compensation component has contributed to fluctuations in operating cash flows. As the charter contracts of our FPSO units include incentives based on oil prices, changes in global oil prices during recent years have also impacted our operating cash flows.

Consolidated net cash flow from operating activities increased to $256.1 million for the nine months ended September 30, 2019, from $84.4 million for the nine months ended September 30, 2018. This increase was primarily due to a $96.7 million increase in income from operations (before depreciation, amortization, asset impairments and the amortization of in-process revenue contracts) of our businesses. For a further discussion of changes in income from operations from our businesses, please read “Results of Operations.” In addition, there was a $83.2 million increase in cash flows from changes to non-cash working capital, a $12.1 million increase in dividends received from joint ventures and a $9.2 million increase in direct financing lease payments received which are presented as an operating cash inflow instead of an investing cash inflow after the adoption of ASU 2016-02 in 2019.These increases were partially offset by an increase in cash outflows of $17.5 million in dry-dock expenditures for the nine months ended September 30, 2019, compared to the corresponding period of 2018. Additionally, interest expense and foreign exchange gains and losses, including realized losses on interest rate swaps and cross currency swaps, and gains on associated debt instruments, increased by a net amount of $12.3 million, compared to the corresponding period of 2018, primarily due to interest incurred by Teekay LNG on the debt and obligations related to the deliveries of new LNG carriers and by Teekay Tankers on the debt and obligations related to their finance leases on certain vessels.

Financing Cash Flows
Teekay Parent did not issue any new equity to the public in the nine months ended September 30, 2019, compared to $103.7 million in the same period last year. Teekay LNG received $317.8 million from the sale-leaseback financing transactions completed on the Yamal Spirit and Torben Spirit in the nine months ended September 30, 2019, compared to $370.1 million in the same period last year from the sale-leaseback financing transactions completed for the Magdala and Myrina. Teekay LNG also used $111.6 million to the repurchase the Torben Spirit from the original bank lessor upon completion of a new sale-leaseback agreement in September 2019, and used $25.7 million to repurchase common units during the nine months ended September 30, 2019, compared to no repurchases in the same period last year. Teekay Tankers received $63.7 million from the sale-leaseback financing transactions completed on the Aspen Spirit and Cascade Spirit in the nine months ended September 30, 2019, compared to $156.6 million from the sale-leaseback financing transactions completed on six Aframax tankers in the same period in the prior year. Teekay Tankers also received $50.0 million in borrowings from its working capital loan facility during the nine months ended September 30, 2019.

We use our credit facilities to partially finance capital expenditures. Occasionally, we will use revolving credit facilities to finance these expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. We actively manage the maturity profile of our outstanding financing arrangements. Our net payments on long-term debt, which are the proceeds from the issuance of long-term debt, net of debt issuance costs and prepayments of long-term debt, were $324.7 million in the nine months ended September 30, 2019 compared to net proceeds from the issuance of long-term debt of $162.2 million in the same period last year. Scheduled debt repayments decreased by $93.9 million in the nine months ended September 30, 2019, compared to the same period last year.

Investing Cash Flows
During the nine months ended September 30, 2019, we received $100.0 million from Brookfield from the sale of our remaining interests in Teekay Offshore (please read "Item 1 – Financial Statements: Note 4 – Related Party Transactions). We incurred capital expenditures for vessels and equipment of $98.7 million (net of $45 million received from a shipyard related to warranty claims on certain vessels), primarily for capitalized vessel modifications and shipyard construction installment payments. Teekay LNG contributed $42.2 million to its equity-accounted joint ventures, primarily to fund project expenditures in the Yamal LNG Joint Venture and the Bahrain LNG Joint Venture.

During the nine months ended September 30, 2018, we incurred capital expenditures for vessels and equipment of $564.5 million, primarily for capitalized vessel modifications and shipyard construction installment payments. Teekay Parent advanced $25.0 million to Teekay Offshore in the form of a senior unsecured revolving credit facility (which was subsequently purchased by Brookfield in 2019). Teekay LNG received proceeds of $54.4 million from the sale of Teekay LNG's 50% ownership interest in the Excelsior Joint Venture. Teekay LNG contributed $33.5 million to its equity-accounted joint ventures, primarily to fund project expenditures in the Yamal LNG Joint Venture, the Bahrain LNG project, and the Pan Union Joint Venture, and for working capital requirements for the Teekay LNG-Marubeni Joint Venture. Teekay incurred a net $25.3 million cash outflow as a result of cash balances of Transferred Subsidiaries which were sold to Teekay Offshore (please read "Item 1 – Financial Statements: Note 4 – Related Party Transactions).
CONTRACTUAL OBLIGATIONS AND CONTINGENCIES
The following table summarizes our long-term contractual obligations as at September 30, 2019, excluding expected interest payments where applicable:

		Remainder of					Beyond
	Total	2019	2020	2021	2022	2023	2023
	In millions of U.S. Dollars
Teekay LNG
Bond repayments (1)(2)	335.3	—	109.9	131.9	—	93.5	—
Scheduled repayments of long-term debt (1)(2)	655.7	36.6	127.2	97.0	85.7	79.1	230.1
Repayments on maturity of long-term debt (1)(2)	849.1	3.4	335.8	175.0	5.0	32.8	297.1
Scheduled repayments of obligations related to finance leases (2)(3)	1,917.3	35.4	140.4	138.6	137.0	135.5	1,330.4
Commitments under operating leases (4)	291.7	12.0	47.7	47.6	35.0	23.9	125.5
Newbuildings installments/shipbuilding supervision (5)	296.2	245.6	9.7	27.2	13.7	—	—
	4,345.3	333.0	770.7	617.3	276.4	364.8	1,983.1
Teekay Tankers
Scheduled repayments of long-term debt (2)	157.3	25.4	101.8	24.1	6.0	—	—
Repayments on maturity of long-term debt (2)	505.5	50.0	—	402.5	53.0	—	—
Scheduled repayments of obligations related to finance leases (2)	420.9	6.1	25.4	27.3	29.5	31.9	300.7
Chartered-in vessels (operating leases)	51.1	12.1	33.1	5.9	—	—	—
	1,134.8	93.6	160.3	459.8	88.5	31.9	300.7
Teekay Parent
Bond repayments (2)	411.7	—	36.7	—	250.0	125.0	—
Chartered-in vessels (operating leases) (6)	154.0	14.9	52.6	51.5	20.1	9.2	5.7
Asset retirement obligation (7)	28.3	—	28.3	—	—	—	—
	594.0	14.9	117.6	51.5	270.1	134.2	5.7
Total	6,074.1	441.5	1,048.6	1,128.6	635.0	530.9	2,289.5

(1)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of September 30, 2019.

(2)
Our interest-bearing obligations include bonds, commercial bank debt and obligations related to finance leases. Please read “Item 1 – Financial Statements: Note 6 – Leases" and “Item 1 – Financial Statements: Note 10 – Long-Term Debt” for the terms upon which future interest payments are determined as well as “Item 1 – Financial Statements: Note 16 – Derivative Instruments and Hedging Activities" for a summary of the terms of our derivative instruments which hedge certain of our floating rate interest-bearing obligations.

(3)	Includes, in addition to lease payments, amounts Teekay LNG is required to pay to purchase the leased assets at the end of their respective lease terms.

(4)	Teekay LNG has corresponding leases whereby it is the lessor and expects to receive approximately $201.9 million under those leases from the remainder of 2019 to 2029.

(5)
As at September 30, 2019, Teekay LNG's 50% share of the estimated remaining costs for the two Yamal LNG Joint Venture remaining newbuildings, including the Georgiy Ushakov, totaled $194.6 million, of which the Yamal LNG Joint Venture had secured undrawn financing of $168.0 million based on Teekay LNG's proportionate share of the remaining newbuilding installments as of September 30, 2019.

As at September 30, 2019, Teekay LNG's 30% share of the estimated remaining costs of the Bahrain LNG Joint Venture's LNG receiving and regasification terminal was $46.6 million, of which the Bahrain LNG Joint Venture has secured undrawn debt financing of $20.0 million based on Teekay LNG's proportionate share as of September 30, 2019.
In June 2019, Teekay LNG entered into an agreement with a contractor to supply equipment on certain of Teekay LNG's LNG carriers in 2021 and 2022, for an estimated installed cost of $60.6 million. As at September 30, 2019, Teekay LNG's estimated remaining costs of this installation was $55.0 million.

(6)
Teekay Parent in-charters two FSO units and two shuttle tankers from Teekay Offshore. One of the FSO units are on back-to-back out-charters to third parties. One of the FSO units and the two shuttle tankers are part of the service contracts of the Petrojarl Banff FPSO unit and the Petrojarl Foinaven FPSO unit, respectively.

(7)
Teekay Parent has an asset retirement obligation (or ARO) relating to the sub-sea production facility associated with the Petrojarl Banff FPSO unit operating in the North Sea. This obligation generally involves the costs associated with the restoration of the environment surrounding the facility and removal and disposal of all production equipment. This obligation is expected to be settled at the end of the contract under which the FPSO unit currently operates. We expect that the ARO will be covered in part by contractual payments of $7.7 million, presented in other non-current assets on our balance sheets, to be received from FPSO contract counterparties.

CRITICAL ACCOUNTING ESTIMATES
Accounting estimates and assumptions that we consider to be the most critical to an understanding of our consolidated financial statements because they inherently involve significant judgments and uncertainties, are discussed in “Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2018. There were no significant changes in accounting estimates or assumptions from those discussed in such Annual Report on Form 20-F except relating to the impairment of Teekay Parent's three FPSOs during the nine months ended September 30, 2019, as discussed in "Item 1 – Financial Statements: Note 7 – Write-down and Loss on Sales of Vessels."
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three and nine months ended September 30, 2019, contains certain forward-looking statements (as such term is defined in Section 21A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, among others, statements regarding:

•
our future financial condition and results of operations and our future revenues, expenses and capital expenditures, and our expected financial flexibility to pursue capital expenditures, acquisitions and other expansion opportunities, including vessel acquisitions;

•
meeting our going concern requirements and our liquidity needs, and the liquidity needs of Teekay LNG and Teekay Tankers, anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for at least the next 12 months;

•	our ability and plans to obtain financing for new and existing projects, refinance existing debt obligations and fulfill our debt obligations;

•
conditions and fundamentals of the markets in which we operate, including the balance of supply and demand in these markets and spot tanker charter rates and volatility and oil production and competition for providing services;

•	our expectations regarding tax positions, liabilities and classifications;

•	our expectations as to the useful lives of our vessels;

•	our future growth prospects;

•	the impact of future changes in the demand for and price of oil, and the related effects on the demand for and price of natural gas;

•	our expectations as to anticipated improvements to pipeline capacity to the U.S. Gulf coast and its effect on U.S. crude exports;

•	expected costs, capabilities, completion and delivery dates of newbuildings, acquisitions and conversions, and the commencement of any related charters or other contracts;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter or on a short-term charter contract;

•	our expectations regarding the ability of our other customers to make charter payments to us, and the ability of our customers to fulfill purchase obligations at the end of charter contracts;

•	our expectations regarding our ability to settle the asset retirement obligations related to the sub-sea production facility associated with the Petrojarl Banff FPSO unit operating in the North Sea;

•	the expected timing of the delivery of the sixth ARC7 LNG carrier newbuilding in the Yamal LNG Joint Venture;

•	the expected timing and cost relating to the additional equipment to be installed for certain of Teekay LNG's LNG carriers;

•	the expectation that there will be no material financial impact to Teekay LNG from the resolution of the sanctions impacting the Yamal LNG Joint Venture;

•	the expected accounting treatment for the WilForce and WilPride and expected impact on Teekay LNG's quarterly revenues from these two vessels;

•	the future resumption of an LNG plant in Yemen operated by YLNG and payment of deferred amounts for Teekay LNG's two 52%-owned vessels on charter to YLNG;

•	our expectations regarding the timing of completion and cost of the LNG receiving and regasification terminal in Bahrain, which will be owned and operated by the Bahrain LNG Joint Venture;

•	the future valuation or impairment of our assets, including our FPSO units and goodwill;

•
our expectations and estimates regarding future charter business, with respect to minimum charter hire payments, revenues and our vessels' ability to perform to specifications and maintain their hire rates in the future;

•	compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	operating expenses, availability of crew and crewing costs, number of off-hire days, dry-docking requirements and durations and the adequacy and cost of insurance;

•	the effectiveness of our risk management policies and procedures and the ability of the counterparties to our derivative and other contracts to fulfill their contractual obligations;

•
the impact and expected cost of, and our ability to comply with, new and existing governmental regulations and maritime self-regulatory organization standards applicable to our business and the effect of IMO 2020;

•	expected uses of proceeds from vessel or securities transactions;

•	the expectations as to the chartering of unchartered vessels;

•
our hedging activities relating to foreign exchange, interest rate and spot market risks, and the effects of fluctuations in foreign exchange, interest rate and spot market rates on our business and results of operations;

•	our expectations regarding pattern of expense recognition of chartered-in vessels;

•	the potential impact of proposed accounting treatment or new accounting guidance; and

•	our business strategy and other plans and objectives for future operations.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: failure to achieve or the delay in achieving expected benefits of our financing initiatives; changes in oil prices; changes in vessel values; changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; changes in anticipated improvements to pipeline capacity to the U.S. Gulf coast and its effect on U.S. crude exports; changes in anticipated levels of vessel newbuilding orders or rates of vessel scrapping; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; potential delays or cancellations of anticipated vessel delivery; changes in the financial stability of our charterers; changes in trading patterns significantly affecting overall vessel tonnage requirements; the timing of implementation of new laws and regulations; political, governmental and economic instability in the regions and markets in which we operate; the application of sanctions to us or any of our counterparties or joint venture parties; the effects of the effectiveness of the IMO's 2020 fuel regulations; spot tanker market rate fluctuations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for FPSOs, LNG or LPG carriers; effects of the issuance of additional shares of common stock and other equity securities on cash distributions by Teekay LNG and Teekay Tankers; the outcome of discussions or legal action with third parties relating to existing or potential disputes or claims; potential inability to obtain charters; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for FPSO contract renewals; the potential for early termination of long-term contracts and our ability to renew or replace long-term contracts or complete existing contract negotiations; shipyard production or vessel conversion delays and cost overruns; our exposure to interest rate and currency exchange rate fluctuations; changes in our expenses; changes in tax regulations or the outcome of tax positions; our future capital expenditure requirements and the inability to secure financing for such requirements; our potential inability to raise financing to refinance debt maturities; the risks associated with the commencement of operations of the LNG receiving and regasification terminal in Bahrain; the potential inability of Awilco to complete its refinancing and to fulfill its purchase obligations relating to two of Teekay LNG's LNG carriers completing charters with Awilco in 2020; the potential failure of the YLNG project in Yemen to recommence operations or for YLNG to pay deferred charter hire amounts; conditions in the capital markets and lending markets; potential inability to implement our growth strategy; and other factors discussed in our filings from time to time with the SEC, including in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION AND SUBSIDIARIES
SEPTEMBER 30, 2019
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
See “Part I – Item 1 – Financial Statements: Note 12c – Commitments and Contingencies – Legal Proceedings and Claims” in this Report.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018 and the risk factors discussed in our Report on Form 6-K dated May 1, 2019 and in our Report on Form 6-K dated August 12, 2019, which could materially affect our business, financial condition or results of operations and the price and value of our securities.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 – Defaults Upon Senior Securities
None
Item 4 – Mine Safety Disclosures
Not applicable
Item 5 – Other Information
None
Item 6 – Exhibits

10.1	Purchase agreement for $250,000,000 9.250% Senior Secured Notes due 2022.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 033-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-212787) FILED WITH THE SEC ON JULY 29, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213213) FILED WITH THE SEC ON AUGUST 19, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-221806) FILED WITH THE SEC ON NOVEMBER 29, 2017; AND

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-231003) FILED WITH THE SEC ON APRIL 24, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: November 26, 2019	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)